SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

This report consists of copies of:

(i)	a public announcement in Hong Kong regarding the annual results for the year ended December 31, 2003 of the Registrant;

(ii)	an annual report for the year ended December 31, 2003 of the Registrant;

(iii)	a public announcement in Hong Kong regarding the notice of 2004 Annual General Meeting of the Registrant;

(iv)	a circular to shareholders regarding general mandates to repurchase shares and issue new shares, amendment to the Articles of Association and notice of Annual General Meeting of the Registrant;

(v)	a circular to shareholders regarding a major transaction of the Registrant;

(vi)	a public announcement in Hong Kong regarding the notice of Extraordinary General Meeting of the Registrant; and

(vii)	a public announcement in Hong Kong regarding the poll results of the Extraordinary General Meeting of the Registrant;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2003

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.764 to US$1)

•	Net profit of HK$27 million

•	EBITDA increased by 47% to HK$315 million

•	EBITDA margin rose to 25% from 16%

•	Subscriber numbers increased by 9% to 660,000

•	Fully financed for future operations

CHAIRMAN’S STATEMENT

The year 2003 saw SUNDAY pass important milestones during a difficult year, a performance that testifies to the Group’s sound management and strategy. It is a new era for SUNDAY and also for the industry, which is seeing an increasingly positive acceptance of new technologies and which, as a result, resembles more and more a fast-moving consumer goods market than a traditional telecommunications market.

At the beginning of the year we set ourselves the target of recording our first annual profit, and we achieved this, building on the success in the first half to record a profit for the year of HK$27 million, compared to a net loss of HK$117 million for 2002. There was a further strong improvement in EBITDA and EBITDA margin.

Owing to a weak economy, severe price-based competition and the impact of SARS, however, the Group’s average revenue per user (ARPU) declined. This resulted in revenues for mobile service business decreasing by a modest 6% to HK$1,150 million.

The effect of the weak market was offset by lower costs as the benefits of the initiatives implemented in 2002 to increase efficiency became apparent. Operating costs excluding depreciation were reduced by 22% to HK$619 million. SUNDAY’s ability to operate with a more lean and efficient structure well ahead of the industry is therefore proving to be an important competitive advantage.

Our success was underpinned by higher service quality. To improve coverage, over the past three years the Group has increased the number of cell sites by 25%. This and other initiatives have given SUNDAY among the best coverage of all operators in the industry, according to a study on voice message performance amongst the mobile operators by the Chinese University of Hong Kong.

To enhance sales and marketing, we reorganised our teams under new management that combines traditional mobile telecommunications expertise with an understanding of the needs of fast-moving consumer markets. Customer care benefited from new management systems that enable us to better track how effectively we are meeting customer service needs and build this data into performance measurements for individual business units. We also increased our use of quality assurance techniques to improve and monitor service delivery.

These fundamentals have allowed us to compete more effectively. But we operate in a mature and fast changing market. Rather than engaging in price-based tactics to secure short-term gains, SUNDAY is taking a creative approach focused on market segmentation and service innovation. This strategy is now coinciding with a noticeable shift in consumer attitudes as users begin increasingly to value innovation and quality with technology widening the range of service choice.

Market segmentation brings value to customers by providing tailor-made services to meet their specific lifestyle needs. During 2003, the Group has reorganised its operations according to distinct customer segments, namely, youth, ethnic, corporate and the mass market. Each is run as a sub-business, responsible for products, pricing, promotion and place of business, with separate targets for subscribers, ARPU, churn and other metrics. This reorganisation of our operations puts SUNDAY ahead of the field in successfully segmenting the market on a commercial basis.

To support these segments, SUNDAY continued as a leader in innovative data services, as we expanded our proprietary Location Based Services (LBS). In the corporate segment, the Group made good progress as the market leader in enterprise LBS applications for logistics and field service dispatch. In the mass market, SUNDAY launched Family Watch and SARS updates, applications which attracted considerable attention. In the youth segment, it launched interactive LBS games. SUNDAY also launched other innovative services such as wireless LAN roaming services for business customers, which allows customers to access Internet via GPRS or wireless LAN.

Although our data and market segmentation initiatives are still in their early stages, they are already beginning to contribute, as they will do much more forcefully in future, to overall customer acquisition and retention. Data services revenues grew by 55% in 2003.

The services introduced to date by SUNDAY are an important precursor to its 3G services, since 3G technology will move the industry and consumers even further away from the commoditised mass market of mobile voice communications towards ever more tailored multi-media mobile services.

SUNDAY has moved quickly to capitalise on the rapid changes in the industry that have seen powerful new entrants emerge in recent years. In December 2003, we signed Heads of Agreement with Shenzhen-based Huawei Technologies Co., Ltd. (Huawei) to provide a turnkey solution for our 3G business.

Huawei was chosen through a rigorous selection process that focused on technical capabilities, pricing and financing, in which it outperformed some of the world’s leading mobile telecommunications vendors. The financing associated with the Huawei supply contract, which will be arranged through banks supported by export credit agencies, means that we are fully financed for our existing operations and 3G roll-out.

Outlook

We expect 2004 to continue to be competitive. Our focus will be on growing revenues. We will launch more services and be more reactive to market demands, based on our creative segmentation approach to the market. We will also continue to benefit from the highly cost-effective and efficient operating structure now in place, through which we aim to achieve further incremental cost savings in areas such as transmission costs. This will help to offset the impact on earnings from a possible roll-out of 3G during the year.

Preparation will continue for the launch of 3G services. We will be ready for launch in the fourth quarter of 2004, but our partnership with Huawei gives us the flexibility to reschedule the launch date if market acceptance is different from that anticipated. This partnership offers tremendous strengths and synergies. Huawei’s 3G technology is among the world’s best, and it has one of the largest R&D establishments of any network equipment manufacturer in the world, including 3,500 engineers working specifically on 3G. It has strengths in areas that will be critical to success in 3G, including the IP platform and service creation as well as an end-to-end solution. Huawei’s base in Shenzhen, just one hour’s drive from SUNDAY’s offices, means that we will enjoy a very close working relationship on technology development and product introduction, giving SUNDAY a significant edge over its rivals in developing tailor-made services and bringing them to market quickly.

The significance of the Huawei partnership goes beyond 3G in our home market, however. The future of Hong Kong’s mobile communications industry, as most industries in Hong Kong, will be closely linked to mainland China, the world’s largest market. In 2004, we will use our China operation to continue to drive cost efficiencies and create the foundation to capitalise upon opportunities that will develop as the mainland’s telecommunications industry opens. The Closer Economic Partnership Arrangement (CEPA) may provide an early entry for Hong Kong mobile operators.

SUNDAY’s competitive strengths are ever more relevant as a new generation of technologies becomes more ingrained in the way people use and think about mobile communications. The scope of what everyone regards as mobile services is set to expand dramatically, which will lead to a consequent growth in opportunity for SUNDAY. We have the right infrastructure, strategy, partners, people and vision to succeed in this new era.

Appreciation

Finally, we wish to extend our thanks to our fellow directors and all employees for their hard work and commitment to the Group. We also thank our bankers, advisers, suppliers and shareholders for their continued support of SUNDAY during this period of change.

RESULTS

The Directors of the Company are pleased to announce that the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31st December 2003, together with the comparative figures for the previous year, are as set out below.

Condensed Consolidated Profit and Loss Account
For the year ended 31st December 2003

	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000

Mobile services		148,104	1,149,875	1,217,677
Sales of mobile phones and accessories		14,100	109,471	115,291
Other services		89	695	9,722

Turnover	1	162,293	1,260,041	1,342,690

Cost of inventories sold and services provided		(42,513)	(330,069)	(334,485)

Gross profit		119,780	929,972	1,008,205

Other revenues		586	4,550	1,917
Network costs		(34,785)	(270,070)	(303,577)
Depreciation		(30,048)	(233,293)	(256,393)
Rent and related costs		(5,961)	(46,284)	(61,074)
Salaries and related costs	6	(19,580)	(152,020)	(243,890)
Advertising, promotion and other selling costs		(13,650)	(105,976)	(127,798)
Other operating costs		(5,799)	(45,020)	(60,078)

Profit/(Loss) from operations	1, 2	10,543	81,859	(42,688)
Interest income		325	2,526	3,553
Finance costs		(6,798)	(52,787)	(59,520)
Share of loss from a joint venture		(570)	(4,426)	(18,609)

Profit/(Loss) for the year		3,500	27,172	(117,264)

Earnings/(Loss) per share (basic and diluted)	4	0.1 cents	0.9 cents	(3.9 cents)

EBITDA	5	40,591	315,152	213,705

Condensed Consolidated Balance Sheet
As at 31st December 2003

	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000

Non-current assets
Fixed assets		141,924	1,101,899	1,213,897
Investment in a joint venture		—	—	3,322
Prepayment of 3G licence fees	7	11,807	91,667	141,667
Restricted cash deposits		219	1,699	1,682

		153,950	1,195,265	1,360,568

Current assets
Inventories		1,496	11,621	9,995
Trade receivables	8	10,442	81,069	87,409
Prepayment of 3G licence fees	7	6,440	50,000	50,000
Deposits, prepayments and other receivables		10,649	82,677	96,355
Restricted cash deposits		27,002	209,643	156,939
Bank balances and cash		13,191	102,413	49,577

		69,220	537,423	450,275

Current liabilities
Trade payables	9	9,222	71,600	56,348
Other payables and accrued charges		19,679	152,791	171,313
Subscriptions received in advance		11,279	87,567	123,469
Current portion of long-term loans and obligations under finance leases	10	38,172	296,368	238,629

		78,352	608,326	589,759

Net current liabilities		(9,132)	(70,903)	(139,484)

		144,818	1,124,362	1,221,084

Financed by:
Share capital		38,511	299,000	299,000
Reserves		51,379	398,904	371,732

Shareholders’ equity		89,890	697,904	670,732

Long-term liabilities
Long-term loans	10	54,740	425,000	546,825
Subscriptions received in advance		188	1,458	3,527

		54,928	426,458	550,352

		144,818	1,124,362	1,221,084

Notes:

1.	Segment information

The Group is principally engaged in three business segments in Hong Kong, namely, mobile services, sales of mobile phones and accessories and other services.

		Sales of
		mobile
	Mobile	phones and	Other
	services	accessories	services	Group
	2003	2003	2003	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,149,875	109,471	695	1,260,041

Profit/(Loss) from operations	145,685	(61,076)	(2,750)	81,859

Interest income				2,526
Finance costs				(52,787)
Share of loss from a joint venture				(4,426)

Profit for the year				27,172

		Sales of
		mobile
	Mobile	phones and	Other
	services	accessories	services	Group
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(Loss) from operations	815	(38,239)	(5,264)	(42,688)

Interest income				3,553
Finance costs				(59,520)
Share of losses from joint ventures				(18,609)

Loss for the year				(117,264)

2.	Profit/(Loss) from operations

Profit/(Loss) from operations is stated after charging and crediting the following:

	2003	2002
	HK$’000	HK$’000
Charging
Cost of inventories sold	133,315	113,414
Depreciation:
— owned fixed assets	233,055	253,668
— leased fixed assets	238	2,725
Loss on disposals of fixed assets	414	377
Operating lease charges:
— land and buildings, including transmission sites	195,945	220,207
— leased lines	73,283	87,130
Provision for doubtful debts	30,228	31,016
Restructuring costs	—	26,606
Auditors’ remuneration
— charge for the year	1,100	1,128
— underprovision in prior year	—	35
Net exchange losses	—	313
Crediting
Net exchange gains	614	—

3.	Taxation

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2002: Nil).

The taxation charge on the Group’s profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2002: 16%) as follows:

	2003	2002
	HK$’000	HK$’000

Profit/(Loss) for the year	27,172	(117,264)

Taxation charge/(credit) at the applicable rate of 17.5% (2002: 16%)	4,755	(18,762)
Add/(Deduct) tax effect of:
Income not subject to taxation	(303)	(431)
Expenses not deductible for taxation purposes	3,713	8,295
Utilisation of previously unrecognised tax losses	(30,389)	(10,860)
Reversal of temporary differences arising from accelerated depreciation	22,224	21,758

Taxation charge	—	—

4.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the Group’s profit for the year of HK$27,172,000 (2002: loss of HK$117,264,000) and the 2,990,000,000 shares (2002: 2,990,000,000 shares) in issue during the year.

(b)	Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2003 and 2002 since the exercise prices for the share options were above the average fair value of the shares.

5.	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture. In 2002, restructuring costs of HK$26,606,000 were incurred and charged to the operating expenses. No such costs were incurred during the year. EBITDA amounted to HK$315,152,000 in 2003 (2002: HK$240,311,000, before the restructuring costs).

6.	Salaries and related costs

Salaries and related costs for the years ended 31st December 2003 and 2002, including directors’ fees and emoluments, are as follows:

	2003	2002
	HK$’000	HK$’000

Salaries, bonuses and allowances	145,348	212,338
Retirement scheme contributions	5,362	6,653
Termination benefits	1,310	24,899

	152,020	243,890

7.	Prepayment of 3G licence fees

	2003	2002
	HK$’000	HK$’000

At 1st January	191,667	241,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31st December	141,667	191,667

Classified as:
Current asset	50,000	50,000
Non-current asset	91,667	141,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for its 3G licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000, the net present value of which, at an assumed cost of capital to the Group at 11.2%, is HK$333,109,000.

In accordance with the 3G licence, the Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees on 22nd October 2003. On 30th August 2003, OFTA granted a one-year waiver to the Group on the submission of such performance bond. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

8.	Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	2003	2002
	HK$’000	HK$’000

0-30 days	56,107	59,380
31-60 days	15,243	15,931
61-90 days	8,430	9,433
Over 90 days	1,289	2,665

	81,069	87,409

9.	Trade payables

The ageing analysis of the trade payables is as follows:

	2003	2002
	HK$’000	HK$’000

0-30 days	30,974	17,731
31-60 days	19,436	9,460
61-90 days	3,307	15,546
Over 90 days	17,883	13,611

	71,600	56,348

10.	Long-term loans and obligations under finance leases

	2003	2002
	HK$’000	HK$’000

Bank loans (secured — note a)	240,000	420,000
Vendor loans (secured — note a)	481,368	365,316
Obligations under finance leases	—	138

	721,368	785,454

Less: Current portion included under current liabilities
— bank loans	(240,000)	(180,000)
— vendor loans	(56,368)	(58,491)
— obligations under finance leases	—	(138)

	(296,368)	(238,629)

Long-term portion	425,000	546,825

(a)	Bank and vendor loans

At 31st December 2003 and 2002, the Group’s long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans
	2003	2002	2003	2002
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	240,000	180,000	56,368	58,491
In the second year	—	240,000	175,000	306,825
In the third to fifth year	—	—	250,000	—

	240,000	420,000	481,368	365,316

The bank loans and the loans from Nortel Networks (Asia) Limited (“Nortel”), a major vendor of the Group, (“the vendor loans”) bore interest at prevailing market rates, i.e. HIBOR and LIBOR, respectively, plus a progressively increasing rate, and were repayable in 15 quarterly instalments commencing from 11th March 2001 up to 11th September 2004.

As at 31st December 2003, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin Communications Limited (“Mandarin”), the main operating subsidiary.

(b)	Banking and other borrowing facilities

The Group had available bank loan facilities of HK$600,000,000, as well as a loan facility of US$155,000,000 (approximately HK$1,209,000,000) provided by Nortel (the “vendor loan facility”). All of the facilities had been fully drawn down as at 30th September 2003.

(c)	Bank and vendor loan covenants

The bank loan and the vendor loan facilities provided for a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries. In addition, they contained a number of covenants which included maintenance of certain performance targets such as number of subscribers, earnings level, tangible net worth and debt service ratios and operation of the business in accordance with approved business plans.

(d)	Post-balance sheet bank and vendor loan repayments

On 30th December 2003, Mandarin gave notice to the lenders of the loan facilities of its intention to make full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721,368,000. On 12th January 2004, all the bank and vendor loans were fully paid off through operating cash flows of Mandarin and a term loan of HK$500,000,000 provided by Huawei Tech. (see note 11 for details).

HK$75,000,000 of the new term loan from Huawei Tech. is payable in July 2004, while the remaining balance is repayable from January 2005 to July 2006. As a result, HK$425,000,000 of the term loan has been classified as non-current liabilities as at 31st December 2003.

The term loan from Huawei Tech. is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

11.	Subsequent event

On 12th January 2004, pursuant to the Heads of Agreement of Facility Agreements executed in December 2003 with Mandarin, Huawei Tech. Investment Co., Limited (“Huawei Tech.”), a subsidiary of Huawei Technologies Co., Ltd., provided a term loan of HK$500,000,000 to Mandarin. The loan was used to repay part of the outstanding principal and accrued interest and charges in respect of certain bank and vendor loans as set out in note 10. The term loan from Huawei Tech. is unsecured and is repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

12.	Convenience translations

The condensed consolidated profit and loss account for the year ended 31st December 2003 and the condensed consolidated balance sheet as at 31st December 2003 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.764 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

DIVIDENDS

No interim dividend was paid for the year (2002: Nil). The Directors do not recommend the payment of a final dividend for the year ended 31st December 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Overview

2003 was another landmark year for SUNDAY. The Group recorded its first annual profit of HK$27 million in a difficult year. EBITDA and cash inflow from operating activities increased by 47% and 87%, respectively, to HK$315 million and HK$242 million in 2003. The subscriber base increased by 9% to 660,000. Owing to the outbreak of SARS and price based competition during 2003, however, the Group’s average revenue per user (“ARPU”) declined by 4% to HK$201.

The significant improvement in the Group’s financial results in 2003, despite difficult market conditions and a weak economy, clearly shows the benefits of the various initiatives to improve efficiency implemented in 2002 and 2003. SUNDAY’s ability to operate with a leaner and more efficient structure well ahead of the industry has proven an important competitive advantage. During 2003, SUNDAY continued to improve network and pre- and post-sales service quality and to introduce many new innovative services to customers.

In 2003, the Group also signed Heads of Agreements with Huawei Technologies Co., Ltd. (“Huawei”), under which Huawei will provide a turnkey solution for the roll-out of SUNDAY’s 3G network and services. The contract is supported by financing. As a result, the Group will be able to launch 3G services in the final quarter of 2004, but also has the flexibility to reschedule the launch date if market acceptance is different from that expected.

Mobile services

The year 2003 was full of challenges. The industry was adversely affected by the outbreak of SARS and the weak economy in general. Some competitors launched aggressive price promotions to secure short-term gains. To respond to these challenges, SUNDAY invested in the quality of its service delivery and continued its creative approach focused on market segmentation and service innovation. This strategy coincides with a shift in consumer attitudes as customers begin, increasingly, to value innovation and service quality.

The Group also continued to enhance its network coverage and quality. Over the past three years, the number of cell sites has increased by about 25%. To enhance sales and marketing, teams were reorganised under new management that combines traditional mobile telecommunications expertise with an understanding of fast-moving consumer markets. Customer care benefited from new management systems that enable SUNDAY to better track how effectively customer service needs are being met and build this data into performance measurements for individual business units. There was also increased use of quality assurance techniques to improve and monitor service delivery.

During 2003, the Group reorganised its operations according to distinct customer segments, namely, youth, ethnic, corporate and the mass market. Each is run as a sub-business, responsible for products, pricing, promotion and distribution channels, with separate targets for subscribers, ARPU, churn and other metrics.

The Group continued to make customer retention a priority and maintain tight control over churn and the average monthly gross churn rate, calculated as a percentage of opening subscribers, improved to 5.0% in 2003 as compared with 5.4% in 2002. The relatively high churn rate was mainly attributable to adverse market conditions in the first three quarters in 2003, but the rate has significantly decreased since the fourth quarter of 2003. The churn rate in December 2003 was 3.6%.

Despite the difficult market conditions, high service quality and SUNDAY’s segmentation strategy enabled the Group to grow its mobile subscriber base, which increased by 9% to 660,000. The revenue from the mobile services business for 2003 declined moderately by 6% to HK$1,150 million from HK$1,218 million in 2002 as ARPU for 2003 fell a modest 4% to HK$201 from HK$209 in 2002.

The use of prepaid SIM cards has continued to grow. Prepaid subscriber number increased by 54,000 or 29% to 243,000 in 2003 over 2002. ARPU from these subscribers decreased to HK$60 in 2003 from HK$92 in 2002 due to aggressive price promotions initiated by some operators.

The gross profit margin for mobile services was 83% in 2003, slightly better than the 82% recorded in 2002.

Wireless data services

SUNDAY remains a leader in the introduction of innovative data services. In 2003, in support of its segmentation strategy, SUNDAY expanded its proprietary Location Based Services (“LBS”). SUNDAY made very good progress in its corporate segment as market leader in enterprise LBS applications for logistics and field services management. In the mass segment, the Group launched the “Family Watch” service that allows family users to locate each other, and “SARS updates” which enabled callers to identify affected buildings in their calling areas. The Group was also the first operator in Hong Kong to offer an unlimited GPRS package and wireless LAN roaming services. Such initiatives helped data services revenue grow by 55% in 2003. Data services are still in their early stages and are expected to contribute increasingly to overall customer acquisition and retention in the future.

The data services introduced by SUNDAY to date are an important precursor to its future 3G services, since 3G technology is expected to move consumers further away from commoditised mass market of mobile voice communications towards ever more tailored multi-media mobile services.

SUNDAY’s partnership with Huawei, which is a leading telecommunications equipment manufacturer based in Shenzhen, China, provides important competitive advantages for the Group. It has strengths in areas that will be critical to success in the 3G arena, including the IP core network platform and service creation as well as an end-to-end solution. The proximity of Huawei’s base in Shenzhen to Hong Kong gives SUNDAY a significant edge over its rivals in developing tailor-made services and launching them quickly. The partnership and associated financing also allows SUNDAY flexibility on when and how to launch its 3G services.

Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories decreased by HK$6 million to HK$109 million. The business made a gross loss of HK$24 million as compared with a gross profit of HK$2 million in 2002, mainly because of an extremely competitive market environment where more mobile phones were sold at subsidised prices to help upgrade existing customers for ongoing retention programmes and to acquire new customers.

FINANCIAL REVIEW

Turnover and gross profit

Total turnover for the year declined 6%, or HK$82 million, as compared with 2002 to HK$1,260 million. The decrease was mainly attributable to the generally weak economy, the outbreak of SARS and aggressive price promotions.

Gross profit in 2003 also decreased by 8% to HK$930 million as compared with 2002, mainly due to lower mobile services revenue and increased handset subsidies.

Revenues from mobile services and the sales of mobile phones and accessories accounted for 91% and 9%, respectively, of the total turnover in 2003.

Operating expenses (excluding depreciation)

Operating expenses (excluding depreciation) in 2003 were reduced by 22% to HK$619 million and fell from 65% to 54% as a percentage of mobile services revenue, as compared with 2002. This was achieved while improving service quality and was a direct result of the various efficiency improvement initiatives implemented in 2002 and 2003.

Significant savings were made in all major cost components. In particular, salary and related costs decreased by 37%, or HK$91 million, to HK$152 million in 2003. This largely reflects the full year effect of the restructuring of the Group’s organisation and the setting up of an operations centre in Shenzhen in 2002. The new centre in Shenzhen has also provided higher productivity and better service quality.

EBITDA

EBITDA increased by HK$101 million, or 47%, to HK$315 million in 2003 as compared with 2002. The improvement, despite lower turnover, mainly resulted from the efficiency gains reflected by the substantial savings in operating expenses. EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture.

Profit for the year

The Group recorded a net profit of HK$27 million as compared with a net loss of HK$117 million in 2002. The better performance was mainly attributable to the improvements in operating results as described above and a lower share of the loss from a joint venture.

CAPITAL EXPENDITURE

Capital expenditure for 2003 amounted to HK$122 million, including capitalised 3G licence fees of HK$50 million. The Group’s 2G/2.5G mobile network is substantially complete. Capital expenditure incurred in 2003 was mainly for the ongoing enhancement of the mobile network for data services and expansion of the Shenzhen operations centre.

Capital expenditure for 2G/2.5G services in 2004 will decline further as the Group will focus on preparing for the rollout of its 3G network and services. It is expected that total capital expenditure for the construction of the 3G network will amount to around HK$850 million to HK$900 million over the next three years.

LIQUIDITY AND FINANCIAL RESOURCES

Cash flow from operations

Net cash inflow from operating activities of the Group in 2003 amounted to HK$242 million, an increase of HK$113 million over 2002. The increase in cash inflow from operating activities primarily resulted from the improvement in operating results as outlined above.

Financing

In 2003, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities. By September 2003, the outstanding revolving facility of HK$253 million had been fully drawn down.

As at 31st December 2003, the outstanding bank loan and vendor loan balances were repayable in three quarterly instalments through September 2004, and were secured by a charge over all the assets, revenues and shares of certain subsidiaries of the Company, including Mandarin Communications Limited, the main operating subsidiary. The bank loans and vendor loans bear interest at prevailing market rates. The Group had total bank and vendor loans of HK$721 million, and cash reserves of HK$314 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$407 million, and the net debt-to-equity ratio was 58% as at 31st December 2003.

In January 2004, Huawei provided a term loan of HK$500 million through a subsidiary to SUNDAY pursuant to the terms of the Heads of Agreement executed in December 2003, which, together with available cash on hand, was used to repay outstanding vendor loans and bank loans in full. The loan from Huawei is repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR. No collateral is provided by the Group.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the US$155 million vendor loan facility provided by Nortel. As at 31st December 2003, the outstanding vendor loan amounted to US$62 million and this was subsequently repaid in full in January 2004.

International roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (“SDR”). As at 31st December 2003, the net SDR-denominated payables were insignificant. The Group has not experienced significant foreign exchange movements and does not anticipate foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

KEY RISKS

The business performance of the Group is subject to market competition and regulatory changes. Some forward looking statements made in this annual report with respect to SUNDAY’s corporate plans or strategies are made based on management’s assumptions and beliefs in the light of the information currently available to it.

The key risks include, without limitation, the following:

•	Increased competition may reduce market share or revenues

•	Delays in the development of handsets and network may hinder the deployment of new technologies

•	Expected benefits from investments in the networks, licences and new technologies may not be realised

•	Regulatory decisions and changes could adversely affect the Group’s business

•	ARPU may not be increased by the introduction of new services

EMPLOYEES AND SHARE OPTION SCHEME

The Group had a total of 726 employees as at 31st December 2003, of which 502 were in Hong Kong and 224 were in Shenzhen. Total salaries and related costs incurred in 2003 amounted to HK$152 million as compared with HK$243 million in 2002. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted a share option scheme on 1st March 2000 (the “Old Scheme”). On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Scheme”) and the termination of the operation of the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered thereunder but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted. Details of the share option schemes and the share options outstanding are disclosed in the Annual Report.

CORPORATE GOVERNANCE

The accounts for the year have been reviewed by the Audit Committee of the Board. The committee comprises four Directors, including three independent Non-executive Directors and a Non-executive Director. One of these Directors, Mr. John William Crawford, has the appropriate professional qualifications and experience in financial matters.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the Company’s Articles of Association.

Further details on the subject of corporate governance of the Company are set out in the Annual Report.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 1st April 2004

http://www.sunday.com (please click Investor Relations)
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

The Company will submit all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules to the Stock Exchange for publication on the Stock Exchange’s website in due course.

Please also refer to the published version of this announcement in The Standard.

SUNDAY'S

Vision

is to be one of the most innovative wireless communications companies in the region.

SUNDAY'S

Mission

is to always surpass and exceed stakeholders' expectations, enriching and making a difference to their lives.

P. 1	Corporate Information
P. 2	Organisation Chart
P. 3	Corporate Profile
P. 4	Milestones
P. 5	Chairman’s Statement
P. 8	Financial and Business Highlights
P. 10	Management Discussion and Analysis
P. 15	Corporate Governance
P. 22	Board of Directors
P. 25	Management Executives
P. 27	Report of the Directors
P. 32	Auditors’ Report
P. 33	Consolidated Profit and Loss Account
P. 34	Consolidated Balance Sheet
P. 35	Company Balance Sheet
P. 36	Statements of Changes in Shareholders’ Equity
P. 37	Consolidated Cash Flow Statement
P. 38	Notes to the Accounts
P. 67	Information for US Investors
P. 70	Financial Summary

Corporate+
Information

BOARD OF DIRECTORS
Executive Directors
Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-Executive Directors
Kenneth Michael Katz
Simon Murray
Hongqing Zheng

Independent Non-Executive Directors
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

AUDIT COMMITTEE
John William Crawford
Henry Michael Pearson Miles
Simon Murray
Robert John Richard Owen

REMUNERATION COMMITTEE
Richard John Siemens
Edward Wai Sun Cheng
Henry Michael Pearson Miles

COMPANY SECRETARY
Janet Ching Man Fung

REGISTERED OFFICE
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS
13th Floor
Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong
PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Front Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR
AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1712 — 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Hong Kong

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation
Limited

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince’s Building
Central, Hong Kong

STOCK CODES
The Stock Exchange of Hong Kong: 0866
Ticker Symbol for ADR Code: SDAY

WEBSITES
http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

2

Organisation Chart

Distacom Communications Limited
Incorporated in Hong Kong
USI Holdings Limited
Incorporated in Bermuda
Huawei Tech. Investment Co., Limited
Incorporated in Hong Kong
Public
46.2%
13.7%
6.3%
33.8%
SUNDAY Communications Limited
Incorporated in the Cayman Islands
(Investment Holding)
100%
100%
Mandarin Communications Limited
Incorporated in Hong Kong
(Main Operating Company for 2G Business)
SUNDAY Communications Services (Shenzhen) Limited
Incorporated in the PRC
(Operations Centre in Shenzhen)
100%
SUNDAY 3G (Hong Kong) Limited
Incorporated in Hong Kong
(Holding Company of Hong Kong 3G Licence)

Notes:

(1) This chart is a simplified diagram showing major operating companies only and the major shareholders. For more information about the Group companies, please refer to "Notes to the Accounts" of this Annual Report.

(2) SUNDAY Communications Limited's shares are listed on the the Stock Exchange of Hong Kong and on the NASDAQ National Market in the United States.

(3) Percentage of shareholdings is as at 1st April 2004 and based on publicly available information in Hong Kong and the United States.

2

Corporate+
Profile

SUNDAY Communications Limited (SUNDAY or the Group) is a developer and provider of wireless communications and data services in Hong Kong. It began commercial operations with GSM 1800 wireless services in 1997 and its professional management has built a high quality, efficient infrastructure that is supported by a strong brand.

The Group’s core strategy is to capitalise creatively on the convergence of wireless communications and data technologies to develop new generations of services and solutions. It has been a leader in introducing wireless “lifestyle” services in Hong Kong and has established one of Hong Kong’s most successful brands through unconventional and eye-catching campaigns.

Today, SUNDAY enhances people’s lives by providing innovative, relevant and value-added service targeted to specific lifestyle needs. It is firmly committed to a strategy of differentiating its products through consumer segmentation and branding.

As a 3G licence holder, the Group is committed to develop an increasingly advanced range of wireless data services under the SUNDAY brand. SUNDAY has also been granted additional spectrum to increase capacity to accommodate further expansion of its customer base and enhance service quality.

For its 3G services, SUNDAY is partnering with Huawei Technologies Co., Ltd. Huawei is a high-tech enterprise which specialises in the research and development, production and marketing of communications equipment, providing customised network solutions for telecom carriers in optical, fixed, mobile and data communications sectors. Huawei is based in Shenzhen, China and has an expanding client base of major international and Chinese corporations, with sales in 2003 of more than US$3.8 billion.

The partnership with Huawei also aligns with SUNDAY’s longer term aim to develop business in mainland China. In 2002, SUNDAY opened an operations centre in Shenzhen with employees in customer service, office administration, finance, human resources, IT and network operations. In addition to offering higher productivity and improved customer response, this on the ground presence in China together with the Huawei relationship is expected to provide insight and opportunities for business development in the longer term.

Wireless communications is entering an important new phase of development that will permit the development and delivery of tailor-made services that more directly meet customer needs and desires. This plays to SUNDAY’s established creative strengths in branding, marketing and service innovation.

SUNDAY’s shares were listed on the Stock Exchange of Hong Kong and on the NASDAQ in the United States in March 2000. SUNDAY’s major shareholders are Distacom Communications Limited (46.2%), USI Holdings Limited (13.7%) and Huawei Tech. Investment Co., Limited (6.3%), a subsidiary of Huawei, Distacom is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar. USI’s shares are listed on the Stock Exchange of Hong Kong. USI invests in and operates a balanced range of businesses. The three areas of operation are apparel, property and communications.

Milestones+

Dec 2003	First mobile operator in Hong Kong to offer Wireless LAN Roaming Services for business travelers

First mobile operator in Hong Kong to partner with China Travel Services

Announces 3G partnership with Huawei

Nov 2003	SUNDAY and Hong Kong Youth Arts Festival jointly host “SUNDAY U decide Street Art Party”

Oct 2003	Launches “International Roaming Rechargeable Mobile Service” for frequent travelers

Launches “Mosquito Buster” service

Aug 2003	Launches an enhanced All-star Pack — “SUNDAY 8:4 All-star Pack”

Jul 2003	Launches Mobile Betting Service, a one-stop-shop for customers to bet on football with SMS Info Betting Package

Jun 2003	Launches the first unlimited GPRS Package in Hong Kong

Introduces “U decide” Youth Plan and a Youth Culture Campaign, strengthening market segmentation

May 2003	Launches the location based “SUNDAY Family Watch”

Apr 2003	Provides location based “SARS Updates” from Department of Health via SMS

Donates mobile phone services to the Hospital Authority for distribution to SARS patients in local hospitals

Launches true personalised “Mug Doe Tone” in Hong Kong — enabling customers to designate different call connection tones to different callers

Mar 2003	Launches Rechargeable Mobile Services “Buy One Get Three” special offer

Launches “Rugby Live Scores SMS” for subscribers to keep track of the live scores and results of “Hong Kong Sevens 2003”

Feb 2003	Launches “SUNDAY Join & Win Lucky Draw” for new customers

SUNDAY Exhibition Booth at Hong Kong Information Infrastructure Expo 2003

Jan 2003	Launches “Two-in-One Hong Kong/China Service”

Launches “SUNDAY Snap and Win Photo Contest” and “SUNDAY Snap-A-Fortune Photo Contest”

Chairman’s+
Statement

The year 2003 saw SUNDAY pass important milestones during a difficult year, a performance that testifies to the Group’s sound management and strategy. It is a new era for SUNDAY and also for the industry, which is seeing an increasingly positive acceptance of new technologies and which, as a result, resembles more and more a fast-moving consumer goods market than a traditional telecommunications market.

At the beginning of the year we set ourselves the target of recording our first annual profit, and we achieved this, building on the success in the first half to record a profit for the year of HK$27 million, compared to a net loss of HK$117 million for 2002. There was a further strong improvement in EBITDA and EBITDA margin.

Owing to a weak economy, severe price-based competition and the impact of SARS, however, the Group’s average revenue per user (ARPU) declined. This resulted in revenues for mobile service business decreasing by a modest 6% to HK$1,150 million.

The effect of the weak market was offset by lower costs as the benefits of the initiatives implemented in 2002 to increase efficiency became apparent. Operating costs excluding depreciation were reduced by 22% to HK$619 million. SUNDAY’s ability to operate with a more lean and efficient structure well ahead of the industry is therefore proving to be an important competitive advantage.

Our success was underpinned by higher service quality. To improve coverage, over the past three years the Group has increased the number of cell sites by 25%. This and other initiatives have given SUNDAY among the best coverage of all operators in the industry, according to a study on voice message performance amongst the mobile operators by the Chinese University of Hong Kong.

To enhance sales and marketing, we reorganised our teams under new management that combines traditional mobile telecommunications expertise with an understanding of the needs of fast-moving consumer markets. Customer care benefited from new management systems that enable us to better track how effectively we are meeting customer service needs and build this data into performance measurements for individual business units. We also increased our use of quality assurance techniques to improve and monitor service delivery.

These fundamentals have allowed us to compete more effectively. But we operate in a mature and fast changing market. Rather than engaging in price-based tactics to secure short-term gains, SUNDAY is taking a creative approach focused on market segmentation and service innovation. This strategy is now coinciding with a noticeable shift in consumer attitudes as users begin increasingly to value innovation and quality with technology widening the range of service choice.

Chairman’s+
Statement

Market segmentation brings value to customers by providing tailor-made services to meet their specific lifestyle needs. During 2003, the Group has reorganised its operations according to distinct customer segments, namely, youth, ethnic, corporate and the mass market. Each is run as a sub-business, responsible for products, pricing, promotion and place of business, with separate targets for subscribers, ARPU, churn and other metrics. This reorganisation of our operations puts SUNDAY ahead of the field in successfully segmenting the market on a commercial basis.

To support these segments, SUNDAY continued as a leader in innovative data services, as we expanded our proprietary Location Based Services (LBS). In the corporate segment, the Group made good progress as the market leader in enterprise LBS applications for logistics and field service dispatch. In the mass market, SUNDAY launched Family Watch and SARS updates, applications which attracted considerable attention. In the youth segment, it launched interactive LBS games. SUNDAY also launched other innovative services such as wireless LAN roaming services for business customers, which allows customers to access Internet via GPRS or wireless LAN.

Although our data and market segmentation initiatives are still in their early stages, they are already beginning to contribute, as they will do much more forcefully in future, to overall customer acquisition and retention. Data services revenues grew by 55% in 2003.

The services introduced to date by SUNDAY are an important precursor to its 3G services, since 3G technology will move the industry and consumers even further away from the commoditised mass market of mobile voice communications towards ever more tailored multi-media mobile services.

SUNDAY has moved quickly to capitalise on the rapid changes in the industry that have seen powerful new entrants emerge in recent years. In December 2003, we signed Heads of Agreement with Shenzhen-based Huawei Technologies Co., Ltd. (“Huawei”) to provide a turnkey solution for our 3G business.

Huawei was chosen through a rigorous selection process that focused on technical capabilities, pricing and financing, in which it outperformed some of the world’s leading mobile telecommunications vendors. The financing associated with the Huawei supply contract, which will be arranged through banks supported by export credit agencies, means that we are fully financed for our existing operations and 3G roll-out.

Outlook

We expect 2004 to continue to be competitive. Our focus will be on growing revenues. We will launch more services and be more reactive to market demands, based on our creative segmentation approach to the market. We will also continue to benefit from the highly cost-effective and efficient operating structure now in place, through which we aim to achieve further incremental cost savings in areas such as transmission costs. This will help to offset the impact on earnings from a possible roll-out of 3G during the year.

Preparation will continue for the launch of 3G services. We will be ready for launch in the fourth quarter of 2004, but our partnership with Huawei gives us the flexibility to reschedule the launch date if market acceptance is different from that anticipated. This partnership offers tremendous strengths and synergies. Huawei’s 3G technology is among the world’s best, and it has one of the largest R&D establishments of any network equipment manufacturer in the world, including 3,500 engineers working specifically on 3G. It has strengths in areas that will be critical to success in 3G, including the IP platform and service creation as well as an end-to-end solution. Huawei’s base in Shenzhen, just one hour’s drive from SUNDAY’s offices, means that we will enjoy a very close working relationship on technology development and product introduction, giving SUNDAY a significant edge over its rivals in developing tailor-made services and bringing them to market quickly.

The significance of the Huawei partnership goes beyond 3G in our home market, however. The future of Hong Kong’s mobile communications industry, as most industries in Hong Kong, will be closely linked to mainland China, the world’s largest market. In 2004, we will use our China operation to continue to drive cost efficiencies and create the foundation to capitalise upon opportunities that will develop as the mainland’s telecommunications industry opens. The Closer Economic Partnership Arrangement (CEPA) may provide an early entry for Hong Kong mobile operators.

SUNDAY’s competitive strengths are ever more relevant as a new generation of technologies becomes more ingrained in the way people use and think about mobile communications. The scope of what everyone regards as mobile services is set to expand dramatically, which will lead to a consequent growth in opportunity for SUNDAY. We have the right infrastructure, strategy, partners, people and vision to succeed in this new era.

Appreciation

Finally, we wish to extend our thanks to our fellow directors and all employees for their hard work and commitment to the Group. We also thank our bankers, advisers, suppliers and shareholders for their continued support of SUNDAY during this period of change.

Richard John Siemens Co-Chairman	Edward Wai Sun Cheng Co-Chairman

1st April 2004

8

Financial and Business Highlights

Closing Subscribers from 1999 to 2003

700,000
600,000
500,000
400,000
300,000
200,000
100,000
1999
2000
2001
2002
2003

ARPU from 1999 to 2003

HK$
300
250
200
150
100
50
1999
2000
2001
2002
2003

Revenue Distribution from 1999 to 2003

HK$ (thousand)
1,500,000
1,200,000
900,000
600,000
300,000
1999
2000
2001
2002
2003
Mobile Services
Sales of Handsets and Accessories
Other Services

8

EBITDA Growth from 2001 to 2003

HK$
(million)
350
300
250
200
150
100
50
2001
2002
2003

Percentage of Operating Expenses (excluding Depreciation) to Mobile Services Revenue from 2001 to 2003

80%
70%
60%
50%
40%
30%
20%
10%
2001
2002
2003

Total Operating Expenses for 2003

Advertising, Promotion and Other Selling Costs 5%
Others 5%
Commission 8%
Salaries and Related Costs 18%
Rent and Related Costs 5%
Depreciation 27%
Network Costs 32%

Other Operational Information

- 21 shops in Hong Kong
- An average of 522 minutes of usage per subscriber per month
- Total 726 employees in Hong Kong and Shenzhen

9

Management Discussion+
and Analysis

REVIEW OF OPERATIONS

Overview

2003 was another landmark year for SUNDAY. The Group recorded its first annual profit of HK$27 million in a difficult year. EBITDA and cash inflow from operating activities increased by 47% and 87%, respectively, to HK$315 million and HK$242 million in 2003. The subscriber base increased by 9% to 660,000. Owing to the outbreak of SARS and price based competition during 2003, however, the Group’s average revenue per user (“ARPU”) declined by 4% to HK$201.

The significant improvement in the Group’s financial results in 2003, despite difficult market conditions and a weak economy, clearly shows the benefits of the various initiatives to improve efficiency implemented in 2002 and 2003. SUNDAY’s ability to operate with a leaner and more efficient structure well ahead of the industry has proven an important competitive advantage. During 2003, SUNDAY continued to improve network and pre- and post-sales service quality and to introduce many new innovative services to customers.

In 2003, the Group also signed Heads of Agreements with Huawei Technologies Co., Ltd. (“Huawei”), under which Huawei will provide a turnkey solution for the roll-out of SUNDAY’s 3G network and services. The contract is supported by financing. As a result, the Group will be able to launch 3G services in the final quarter of 2004, but also has the flexibility to reschedule the launch date if market acceptance is different from that expected.

Mobile services

The year 2003 was full of challenges. The industry was adversely affected by the outbreak of SARS and the weak economy in general. Some competitors launched aggressive price promotions to secure short-term gains. To respond to these challenges, SUNDAY invested in the quality of its service delivery and continued its creative approach focused on market segmentation and service innovation. This strategy coincides with a shift in consumer attitudes as customers begin, increasingly, to value innovation and service quality.

The Group also continued to enhance its network coverage and quality. Over the past three years, the number of cell sites has increased by about 25%. To enhance sales and marketing, teams were reorganised under new management that combines traditional mobile telecommunications expertise with an understanding of fast-moving consumer markets. Customer care benefited from new management systems that enable SUNDAY to better track how effectively customer service needs are being met and build this data into performance measurements for individual business units. There was also increased use of quality assurance techniques to improve and monitor service delivery.

During 2003, the Group reorganised its operations according to distinct customer segments, namely, youth, ethnic, corporate and the mass market. Each is run as a sub-business, responsible for products, pricing, promotion and distribution channels, with separate targets for subscribers, ARPU, churn and other metrics.

The Group continued to make customer retention a priority and maintain tight control over churn and the average monthly gross churn rate, calculated as a percentage of opening subscribers, improved to 5.0% in 2003 as compared with 5.4% in 2002. The relatively high churn rate was mainly attributable to adverse market conditions in the first three quarters in 2003, but the rate has significantly decreased since the fourth quarter of 2003. The churn rate in December 2003 was 3.6%.

Despite the difficult market conditions, high service quality and SUNDAY’s segmentation strategy enabled the Group to grow its mobile subscriber base, which increased by 9% to 660,000. The revenue from the mobile services business for 2003 declined moderately by 6% to HK$1,150 million from HK$1,218 million in 2002 as ARPU for 2003 fell a modest 4% to HK$201 from HK$209 in 2002.

The use of prepaid SIM cards has continued to grow. Prepaid subscriber number increased by 54,000 or 29% to 243,000 in 2003 over 2002. ARPU from these subscribers decreased to HK$60 in 2003 from HK$92 in 2002 due to aggressive price promotions initiated by some operators.

The gross profit margin for mobile services was 83% in 2003, slightly better than the 82% recorded in 2002.

Wireless data services

SUNDAY remains a leader in the introduction of innovative data services. In 2003, in support of its segmentation strategy, SUNDAY expanded its proprietary Location Based Services (“LBS”). SUNDAY made very good progress in its corporate segment as market leader in enterprise LBS applications for logistics and field services management. In the mass segment, the Group launched the “Family Watch” service that allows family users to locate each other, and “SARS updates” which enabled callers to identify affected buildings in their calling areas. The Group was also the first operator in Hong Kong to offer an unlimited GPRS package and wireless LAN roaming services. Such initiatives helped data services revenue grow by 55% in 2003. Data services are still in their early stages and are expected to contribute increasingly to overall customer acquisition and retention in the future.

The data services introduced by SUNDAY to date are an important precursor to its future 3G services, since 3G technology is expected to move consumers further away from commoditised mass market of mobile voice communications towards ever more tailored multi-media mobile services.

SUNDAY’s partnership with Huawei, which is a leading telecommunications equipment manufacturer based in Shenzhen, China, provides important competitive advantages for the Group. It has strengths in areas that will be critical to success in the 3G arena, including the IP core network platform and service creation as well as an end-to-end solution. The proximity of Huawei’s base in Shenzhen to Hong Kong gives SUNDAY a significant edge over its rivals in developing tailor-made services and launching them quickly. The partnership and associated financing also allows SUNDAY flexibility on when and how to launch its 3G services.

Management Discussion+
and Analysis

Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories decreased by HK$6 million to HK$109 million. The business made a gross loss of HK$24 million as compared with a gross profit of HK$2 million in 2002, mainly because of an extremely competitive market environment where more mobile phones were sold at subsidised prices to help upgrade existing customers for ongoing retention programmes and to acquire new customers.

FINANCIAL REVIEW

Turnover and gross profit

Total turnover for the year declined 6%, or HK$82 million, as compared with 2002 to HK$1,260 million. The decrease was mainly attributable to the generally weak economy, the outbreak of SARS and aggressive price promotions.

Gross profit in 2003 also decreased by 8% to HK$930 million as compared with 2002, mainly due to lower mobile services revenue and increased handset subsidies.

Revenues from mobile services and the sales of mobile phones and accessories accounted for 91% and 9%, respectively, of the total turnover in 2003.

Operating expenses (excluding depreciation)

Operating expenses (excluding depreciation) in 2003 were reduced by 22% to HK$619 million and fell from 65% to 54% as a percentage of mobile services revenue, as compared with 2002. This was achieved while improving service quality and was a direct result of the various efficiency improvement initiatives implemented in 2002 and 2003.

Significant savings were made in all major cost components. In particular, salary and related costs decreased by 37%, or HK$91 million, to HK$152 million in 2003. This largely reflects the full year effect of the restructuring of the Group’s organisation and the setting up of an operations centre in Shenzhen in 2002. The new centre in Shenzhen has also provided higher productivity and better service quality.

EBITDA

EBITDA increased by HK$101 million, or 47%, to HK$315 million in 2003 as compared with 2002. The improvement, despite lower turnover, mainly resulted from the efficiency gains reflected by the substantial savings in operating expenses. EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture.

Profit for the year

The Group recorded a net profit of HK$27 million as compared with a net loss of HK$117 million in 2002. The better performance was mainly attributable to the improvements in operating results as described above and a lower share of the loss from a joint venture.

CAPITAL EXPENDITURE

Capital expenditure for 2003 amounted to HK$122 million, including capitalised 3G licence fees of HK$50 million. The Group’s 2G/2.5G mobile network is substantially complete. Capital expenditure incurred in 2003 was mainly for the ongoing enhancement of the mobile network for data services and expansion of the Shenzhen operations centre.

Capital expenditure for 2G/2.5G services in 2004 will decline further as the Group will focus on preparing for the rollout of its 3G network and services. It is expected that total capital expenditure for the construction of the 3G network will amount to around HK$850 million to HK$900 million over the next three years.

LIQUIDITY AND FINANCIAL RESOURCES

Cash flow from operations

Net cash inflow from operating activities of the Group in 2003 amounted to HK$242 million, an increase of HK$113 million over 2002. The increase in cash inflow from operating activities primarily resulted from the improvement in operating results as outlined above.

Financing

In 2003, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities. By September 2003, the outstanding revolving facility of HK$253 million had been fully drawn down.

As at 31st December 2003, the outstanding bank loan and vendor loan balances were repayable in three quarterly instalments through September 2004, and were secured by a charge over all the assets, revenues and shares of certain subsidiaries of the Company, including Mandarin Communications Limited, the main operating subsidiary. The bank loans and vendor loans bear interest at prevailing market rates. The Group had total bank and vendor loans of HK$721 million, and cash reserves of HK$314 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$407 million, and the net debt-to-equity ratio was 58% as at 31st December 2003.

In January 2004, Huawei provided a term loan of HK$500 million through a subsidiary to SUNDAY pursuant to the terms of the Heads of Agreement executed in December 2003, which, together with available cash on hand, was used to repay outstanding vendor loans and bank loans in full. The loan from Huawei is repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR. No collateral is provided by the Group.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the US$155 million vendor loan facility provided by Nortel. As at 31st December 2003, the outstanding vendor loan amounted to US$62 million and this was subsequently repaid in full in January 2004.

Management Discussion+
and Analysis

International roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (“SDR”). As at 31st December 2003, the net SDR-denominated payables were insignificant. The Group has not experienced significant foreign exchange movements and does not anticipate foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

KEY RISKS

The business performance of the Group is subject to market competition and regulatory changes. Some forward looking statements made in this annual report with respect to SUNDAY’s corporate plans or strategies are made based on management’s assumptions and beliefs in the light of the information currently available to it.

The key risks include, without limitation, the following:

•	Increased competition may reduce market share or revenues;

•	Delays in the development of handsets and network may hinder the deployment of new technologies;

•	Expected benefits from investments in the networks, licences and new technologies may not be realised;

•	Regulatory decisions and changes could adversely affect the Group’s business; and

•	ARPU may not be increased by the introduction of new services.

EMPLOYEES AND SHARE OPTION SCHEME

The Group had a total of 726 employees as at 31st December 2003, of which 502 were in Hong Kong and 224 were in Shenzhen. Total salaries and related costs incurred in 2003 amounted to HK$152 million as compared with HK$243 million in 2002. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted a share option scheme on 1st March 2000 (the “Old Scheme”). On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Scheme”) and the termination of the operation of the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered thereunder but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted. Details of the share option schemes and the share options outstanding are disclosed in note 21 to the accounts.

Corporate+
Governance

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

BOARD OF DIRECTORS

The Board of Directors comprises five Executive Directors, three independent Non-executive Directors and three Non-executive Directors. The Directors, except the Co-Chairmen and the Group Managing Director, are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association. The Board is scheduled to meet at least three times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. All Directors are encouraged to take independent professional advice at the Company’s expense in performance of their duties if necessary. The roles of the Co-Chairmen and the Group Managing Director are distinct and segregated with a clear division of responsibility. The role of Non-executive Directors is to enhance independence and objectivity of the Board’s deliberations and decisions.

Frequency of Meetings and Attendance

Three full Board meetings were held during the year with an average attendance rate of 80% (2002: 76%). Attendance at board meetings by category is set out below:

Category	Average Attendance Rate
Executive Directors	100%
Non-executive Directors	43%
Independent Non-executive Directors	72%

Remuneration

In 2003, total Directors’ remuneration amounted to HK$11 million (2002: HK$14 million).

Remuneration of the Directors is reviewed and approved by the Remuneration Committee annually. Remuneration of the Group Managing Director and the Executive Directors is prudently designed to attract, motivate and retain them to formulate strategies and to oversee operational matters of the Group and to reward them for enhancing value to the shareholders. The Group Managing Director is also entitled to a discretionary bonus which is assessed based on both individual and Group performance.

Corporate+
Governance

Independence

The independent Non-executive Directors of the Company and their immediate family receive no payments from the Company or its subsidiaries (except the director fees). No family member of any independent Non-executive Directors is employed as an executive officer of the Company or its subsidiaries, or has been so in the past three years. The independent Non-executive Directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association. Each independent Non-executive Director has provided a confirmation of his independence to the Company. The Company considers each independent Non-executive Director to be independent with reference to the new independence guidelines as set out in the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited.

COMMITTEES

The Board has established a number of committees with a variety of functions, to assist in the management and oversight of the Group.

Executive Management Committee

The Executive Management Committee consists of the Executive Directors of the Board. The committee’s principal functions include formulating strategies and overseeing operational matters of the Group under the direct authority of the Board. The committee meets regularly each month and on an ad hoc basis as required with the senior management of the Group, and engages in frequent informal discussions. Apart from the regular meetings held monthly, the committee held five formal meetings on an ad hoc basis in 2003.

Audit Committee

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee re-assesses the Audit Committee Charter on annual basis. The committee comprises four Directors, including three independent Non-executive Directors and a Non-executive Director. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters. The committee meets regularly with the external auditors and the Group’s internal audit personnel and management. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from day-to-day involvement in the running of the business.

The committee’s principal duties include approving the nature and scope of both the statutory and internal audits, considering and approving the interim and annual accounts of the Group, and reviewing the adequacy and effectiveness of the accounting and financial controls of the Group. The committee meets at least twice a year and on ad hoc/as-needed basis. It also follows up regularly with management regarding management actions arising from the audits.

The committee has reviewed the annual and interim results during the year and was content that the accounting policies of the Group are in accordance with the current best practices in Hong Kong and the United States.

Four meetings were held during the year and the attendance at meetings is set out below:

Audit Committee Members	Meetings Attended/Held
John William Crawford (appointed on 10th November 2003)	1/1
Henry Michael Pearson Miles	3/4
Simon Murray	1/4
Robert John Richard Owen	3/4

Remuneration Committee

The Remuneration Committee is responsible for reviewing the remuneration of the Directors and officers of the Company, and other matters relating to remuneration, as directed by the Board from time to time. The committee consists of the Company’s two Co-Chairmen and an independent Non-executive Director, Mr. Henry Michael Pearson Miles. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from day-to-day involvement in the running of the business. No Director plays a part in any discussion about his own remuneration.

Share Option Committee

A committee consisting of the Company’s two Co-Chairmen was formed in 2000 to deal with the granting of share options under the Company’s Share Option Scheme. In each case, the grant of options to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, requires approval by the Company’s independent Non-executive Directors.

INTERNAL AUDIT

An internal audit function was established in May 2001 with an Internal Audit Charter approved and adopted by the Audit Committee. The internal audit function is an independent unit established within the Group, which provides to the Board of Directors an independent appraisal of the Group’s systems of internal controls by means of conducting reviews to evaluate the adequacy and effectiveness of the controls established to safeguard shareholders’ investments and the Group’s assets. The head of the internal audit has a direct reporting line to the Audit Committee.

Corporate+
Governance

EXTERNAL AUDITORS

During the year, the fees paid to PricewaterhouseCoopers, the auditors of the Company, for audit services, including independent review of interim results and annual results filed to the U.S. Securities and Exchange Commission, amounted to HK$1,100,000 (2002: HK$1,163,000). Apart from these audit services, PricewaterhouseCoopers also provides permissible non-audit services which have been pre-approved by the Audit Committee, including tax advisory and reviews of the Company’s compliance with certain regulatory requirements. Such non-audit services fees amounted to HK$408,000 in 2003 (2002: HK$280,000).

CODES AND POLICIES

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

Related Party Transactions Policy

The Company has formulated a policy on the review and approval of the related party transactions since March 2003. Related party transactions are periodically reviewed and approved by the Audit Committee. Significant related party transactions undertaken by the Group during the year are set out in note 27 to the accounts. All such related party transactions were undertaken in the ordinary course of business of the Group, on normal commercial terms, and complied with the policy.

Code of Ethics

In September 2003, the Company adopted a Code of Ethics that applies to the Company’s principal executive officer and senior financial officers. The code emphasises the role of the principal executive officer and senior financial officers in the conduct and practice of financial management and lays down the key principles that they shall follow and advocate, which include honest and ethical conduct; full, fair, accurate, timely and understandable disclosure; compliance with governmental laws and regulations; prompt internal reporting; and accountability for adherence to the code.

Whistleblower Policy

In September 2003, a Whistleblower Policy was established to facilitate the reporting of improper activities relating to fraud against shareholders, or questionable accounting, internal accounting controls or auditing matters. Any whistleblower complaints can be reported to the Internal Audit or the Audit Committee Chairman; or directly to the Audit Committee Chairman on a confidential and anonymous basis via the means set out in the policy. The Audit Committee will investigate each matter so reported and take corrective and disciplinary actions, if appropriate.

Securities Dealing Code

In March 2004, the Company revised its Securities Dealing Code to align with the amendments of the Model Code for Securities Transactions by Directors of Listed Issuers of The Stock Exchange of Hong Kong Limited. The revised code sets out the principles applying to dealings in the Company’s shares and other securities. It applies to all Directors and to all employees to whom the code is given and who are informed that they are subject to its provisions. The Directors and all the relevant employees must comply strictly with the terms of the code. Any breach of the code would be regarded as a very serious disciplinary matter.

EMPLOYMENT POLICIES AND CORPORATE RESPONSIBILITY

The employment policies that the Group espouses reflect the legal, cultural and employment requirements in Hong Kong. The Group operates an equal opportunities policy for all aspects of employment regardless of race, nationality, sex, marital status, disability or religious or political belief. In practice, this means that the Group will select its employees based on merit and ability and strive to make the most effective use of the talents and experience of its people.

SUNDAY is committed to ensuring the health, safety and welfare of employees at work so far as is reasonably practicable. SUNDAY adheres to high standards throughout the organisation in the management and control of operations in order to ensure proper safeguards to protect both those who work for the Group and those who may be affected by its operations.

ENVIRONMENT/COMMUNITY

SUNDAY is committed to high standards of social responsibility, particularly in the areas of environmental protection and community service.

As a wireless communications provider, SUNDAY is helping society as a whole to reduce its reliance upon paper-based communications. SUNDAY begins this commitment at home through the “Green Office Policy”, which cultivates environmental protection among staff. SUNDAY is also a member of the “Wastewise Scheme”, a program jointly organised by the Environmental Protection Department and Hong Kong Productivity Council which offers free professional advice on reducing and managing waste. SUNDAY extends its commitment to environmental protection to the general public by encouraging customers to recycle old batteries through its bills and website, and provides battery recycling bins at its stores. The Group also sponsors such programs as “Green Power — Clean Up the World” in Hong Kong and “Green Power Hike”.

SUNDAY is also committed to providing much needed resources to the local community. At dozens of community-based events every year, SUNDAY provides a courtesy loan of mobile phones and SIM cards with free local airtime. SUNDAY sponsors community-based programs and civic services to support worthy causes, particularly to promote good health and support handicapped children and adults. Most recently, the Group has sponsored such organisations and events as World Heart Day, Helping Hands Cookies Campaign and Hong Kong Cancer Fund.

Corporate+
Governance

SUNDAY has also received the “Caring Company Award” from the Hong Kong Council of Social Service in recognition of its corporate citizenship. The Group was recognised creating a family friendly workplace, employing the vulnerable, and community giving.

SHAREHOLDERS’ INFORMATION

Major Shareholders and Spread of Shareholders

The shares of the Company are listed on the Stock Exchange of Hong Kong and NASDAQ National Market in the United States. Each American Depositary Share represents ownership interest in 100 ordinary shares (or the right to receive 100 ordinary shares). As at 31st December 2003, the Company had 2,990,000,000 shares in issue, each with a par value of HK$0.10. At that date, the Company had 30,565 registered shareholders in Hong Kong.

As at the date of this report, the major shareholders of the Company and the geographic spread of shareholders were as below:

	Number of
Beneficial Shareholders	Ordinary Shares Owned	Percentage
Distacom Communications Limited	1,380,000,000	46.2%
USI Holdings Limited	410,134,000	13.7%
Huawei Tech. Investment Co., Limited	187,496,000	6.3%
Public	1,012,370,000	33.8%

Geographic Spread	Percentage
Hong Kong	98%
United States of America	2%

Note:	Shareholdings are based on publicly available information in Hong Kong and the United States.

Distacom Communications Limited is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar.

The shares of USI Holdings Limited are listed on the Stock Exchange of Hong Kong. USI invests in and operates a balanced range of businesses. The three areas of operation are apparel, property and communications.

Huawei Tech. Investment Co., Limited is a subsidiary of Huawei Technologies Co., Ltd. which is a leading telecommunications equipment supplier headquarted in Shenzhen, China. It specialises in development, production and marketing of communications equipment, providing customised network solutions for telecom carriers.

Based on publicly available information in Hong Kong and the United States, the Company maintains a public float of 34% as at the date of this report.

Share Performance

In 2003, SUNDAY’s share price rose by 135% in absolute terms and 74% relative to the Hang Seng Index. 4.6 billion SUNDAY’s shares were traded on the Stock Exchange of Hong Kong at a value of HK$1.4 billion in 2003, compared with 1.9 billion trading volume at a value of HK$0.5 billion in 2002. SUNDAY’s share price was HK$0.31 as at 31st December 2003 and its market capitalisation was HK$0.9 billion. In 2003, the highest trading price for SUNDAY’s shares was HK$0.415 on 15th July and the lowest was HK$0.115 on 28th April. As at 1st April 2004, SUNDAY’s share price further rose to HK$0.56 and its market capitalisation was HK$1.7 billion.

Communication with Shareholders

Communication with shareholders is given high priority. Extensive information about the Group’s activities is provided in the annual report and the interim report. SUNDAY website provides regularly updated information of interest to shareholders, and a channel for enquiries and feedback. SUNDAY also maintains regular communications with investors.

Enquiries on matters relating to shareholdings and the business of the Group are welcome, and are dealt with in an informative and timely manner. The Group encourages all shareholders to attend the annual general meeting.

Board of +
Directors

Mr. Richard John Siemens, 59, Co-Chairman and Executive Director, has been with the Group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co-chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison’s move into the European wireless business with “Orange”.

Mr. Edward Wai Sun Cheng, 48, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the Group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange, is a member of the Wing Tai Asia group. Mr. Cheng is a member of the Hong Kong SAR Government’s Steering Committee on Innovation and Technology, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Council of City University of Hong Kong, the Executive Committee of the Hong Kong Housing Society, and the Securities and Futures Commission’s Takeovers and Mergers Panel and the Takeovers Appeal Committee.

Mr. William Bruce Hicks, 42, Group Managing Director, has been with SUNDAY since the Company’s inception in 1995 when he led the team which successfully acquired SUNDAY’s PCS licence. He has been a partner and director of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987.

Mr. Kuldeep Saran, 52, Executive Director, has been a director of Mandarin Communications Limited since 1998 and is an executive director of Distacom Communications Limited. He is also deputy chairman of e-Kong Group Limited. Mr. Saran joined Distacom from Deutsche Bank where he was the head of the Asia Pacific telecoms group. Prior to that Mr. Saran was director of planning at Hutchison Telecommunications responsible for the development and execution of new businesses in Europe and Asia. Before moving to Hong Kong in 1992, Mr. Saran was the country head of Motorola for India. He holds a Bachelors degree in engineering and an M.B.A.

Mr. Andrew Chun Keung Leung, 47, Executive Director, has been a director of Mandarin Communications Limited since 1997. He graduated from the University of Hong Kong with an Honours Bachelors degree in Laws and a Post Graduate Certificate in Laws. Between 1980 and 1987, Mr. Leung practiced corporate finance law in Hong Kong and Sydney, Australia. Thereafter, until 1990, Mr. Leung served as a banker in the Asian investment banking divisions of two major international investment banks. Between 1990 and 1993, Mr. Leung initiated and structured a number of key infrastructure projects in Thailand’s communications and mass transit sectors. From 1993 to 1997, he was the executive director of World-Wide (Holdings) Limited, a company specialising in direct investment activities for the Worldwide Investment Group, which was founded by Sir Y.K. Pao. Mr. Leung is responsible for overseeing USI’s communications and technology investments, including its interests in the Group.

Mr. John William Crawford JP, 61, Independent Non-executive Director, joined the Board of the Company in November 2003. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also the chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. He has continued such consultancy/advisory work in a private capacity through Crawford Consultants Limited since his retirement. Mr. Crawford has been active in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member and was a governor for many years of the Canadian International School of Hong Kong. Mr. Crawford is an independent director and is a member of the Company’s audit committee.

Mr. Kenneth Michael Katz, 35, Non-executive Director, joined the Board of the Company in January 2004. Mr. Katz has 12 years experience in project finance, direct investment and private equity fund management. Since early 2003, Mr. Katz has formed his own private equity advisory business Westlake Advisors Pte. Ltd. and is currently managing director of the firm. Prior to that, he was a director of Emerging Markets Partnership, a private equity fund management company, responsible for managing an emerging markets Asia investment fund. Previously, Mr. Katz was the head of Edison Capital in Asia Pacific overseeing the firm’s direct investment efforts. Mr. Katz graduated with a Bachelor of Arts degree in economics from the University of California, Santa Barbara and also holds an M.B.A. from the University of Michigan.

Mr. Henry Michael Pearson Miles OBE, 67, Independent non-executive Director, has been with the Company since January 2000. He is currently chairman of Johnson Matthey plc and Schroders plc, and a non-executive director of BP; all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hong Kong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited, to which he is now an advisor. Mr. Miles was a vice president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association. Mr. Miles is an independent director and is a member of the Company’s audit committee.

Mr. Simon Murray CBE, 64, Non-executive Director, has been with the Company since January 2000. Mr. Murray is a co-founder and shareholder of Distacom International Limited. Mr. Murray was the executive chairman in Asia Pacific of Deutsche Bank group until early 1998 when he established his own business. He is the chairman of GEMS Ltd. (General Enterprise Management Services Limited), a private equity fund management company sponsored by Simon Murray and Associates. He is also a director of a number of public companies including Hutchison Whampoa Limited, Cheung Kong Holdings Limited, Hermes International and Sino-Forest Corporation. Mr. Murray is a member of the Former Directors Committee of The Community Chest and is involved in a number of other charitable organisations including The China Coast Community Association. In 1994, Mr. Murray, who is British, was awarded the CBE by HM The Queen of England for his contribution to the Hong Kong community. Mr. Murray is a member of the Company’s audit committee.

Board of +
Directors

Mr. Robert John Richard Owen, 64, Independent non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong’s securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of TechPacific Capital Limited (from 1999), chairman of Crosby Limited (from 2001), director of Nomura International (Hong Kong) Limited (from 1994), member of the Regulatory Council of the Dubai International Financial Centre (since 2002), council member, Lloyds of London (1993-1996), chairman of the International Securities Consultancy Ltd. (from 2000) and director of various other companies and investment funds. Mr. Owen is an independent director and is the chairman of the Company’s audit committee.

Mr. Hongqing Zheng, 56, Non-executive Director, has been with the Group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People’s University of China and holds a Master’s degree in economics. Mr. Zheng has over 24 years experience in economic development work and is a qualified senior economist. Prior to joining the Group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director and deputy general manager of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

Management+
Executives

Ms. Janet Ching Man Fung, 41, Group Director — Finance and Company Secretary, has extensive experience in public accounting, financial consultancy and management in Hong Kong and the PRC. Ms. Fung was the finance director of the Far East operations of Liz Claiborne group before joining the Group in 1997. She holds a first class honor degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Society of Accountants, and a member of CPA Australia.

Ms. Agnes Pik Yee Tang Mak, JP, 47, Group Director — Information Technology, joined the Group in February 2003. Ms. Mak has over 20 solid years of experience in information technology. Prior to joining the Group, she was Head of IT of Mandatory Provident Fund Schemes Authority, Head IT — Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Ms. Mak is a fellow and past president of Hong Kong Computer Society. She is a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

Mr. Frankie Chun Keung Wong, 39, Group Director — Network Operations, joined the Group in 1996. He has over 15 years experience in planning, development, engineering and operations in mobile and fixed networks. Prior to joining the Group, Mr. Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, Intelligent Network, transmission and network management areas. He holds a first class honours degree in electrical & electronic engineering from the City University (London), and he is a Chartered Engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

Dr. Henry Kam Heng Wong, 42, Group Director — New Technologies, joined the Group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include a B.Sc. (Hons) in computer engineering (University of Manchester), a Ph.D in mobile radio telecommunications (University of Southampton) and an M.B.A. (University of Hull).

Mr. Sam Chin To Chan, 46, Director — Sales, has over 15 years solid experience in sales, marketing, business planning and development. Prior to joining SUNDAY in 2003, he worked for American Express International Inc. as vice president, area market head for East Asia and head of merchant acquisition for Japan, Asia Pacific and ASEAN. Prior to that, he held a number of key positions in many sizeable organizations, including sales director at Johnson & Johnson Hong Kong Limited, division manager at Swire Resources Limited and marketing & sales manager at Philips Hong Kong Limited. Mr. Chan holds a bachelor degree in Engineering from the University of Melbourne and he is a member of the Hong Kong Institute of Marketing.

Management+
Executives

Mr. Wai Lok Cheung, 37, Director — Legal & Regulatory, joined the Group in 2000. Mr. Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. His academic qualifications include an LL.B. and LL.M. from the University of Wolverhampton, UK, an M.B.A. degree from Leicester University and Honors Diploma in Company Secretaryship and Administration from the Lingnan University. Mr. Cheung is an Associate of The Institute of Chartered Secretaries and Administrators UK and the Hong Kong Institute of Company Secretaries.

Ms. Irene Kar Ling Ho, 35, Director — Marketing and Communications, joined the group in 2003, and brought with her over 12 years’ experience in areas of public relations and marketing program design. Prior to joining the Group, she worked for PCCW as assistant vice president, corporate communications, where she took the role of identifying promotional opportunities for the PCCW group and overseeing the implementation of public relations programs for a wide spectrum of telecom products. Ms. Ho is also experienced in event marketing both in the telecom and the quasi-government sectors including Hong Kong Trade Development Council and Hong Kong Tourist Association (now renamed as Hong Kong Tourism Board), where she managed a range of large-scale promotional events and trade fairs, both in Hong Kong and overseas.

Ms. Frienty Wai Fong Ko, 48, Director — Customer Care, joined the Group in 2003. She is responsible for leading all functions of customer services, including customer retention, credit control, and SUNDAY’s loyalty programmes. Ms. Ko has over 17 years experience in sales, marketing and customer service in the banking services and telecoms industries. Prior to joining SUNDAY, she worked for PCCW as general manager, business development — banking where she managed new business opportunities in Mainland China. She has also served as the head of direct banking at Citibank (HK) and was a branch manager for Standard Chartered Bank (HK). Ms. Ko graduated from Simmons College in Boston with a Bachelor degree in business administration.

Ms. Pauline Poh Gaik Ooi, 38, Director — Internal Audit, joined the Group in 2001. She has over 15 years of experience in audit and business development in the Asia/Pacific region. Prior to joining SUNDAY, she was a manager of the internal audit team at PCCW (previously Hong Kong Telecom) responsible for a wide variety of audit related assignments, fraud & ad hoc investigations and special review projects. Ms. Ooi started her early career in the major accounting firms in the Asia/Pacific region, Deloittes Touche Tohmatsu and PricewaterhouseCoopers. She holds a Bachelor degree, majoring in Accounting & Information System, from the University of New South Wales in Australia and is a member of CPA Australia and the Hong Kong Society of Accountants.

Mr. Michael Sui Wing Wong, 41, Director — Dealer Sales, joined the Group in January 2002. Mr. Wong has 18 years experience in the mobile communications industry with strong expertise in sales and strategic investment. He was a sales manager at Hutchison Telephone Company Limited and helped Motorola Inc. to develop dealer sales business in China. Prior to joining the Group, he was a senior vice president of Strategic Investment of Distacom Communications Limited, focusing on the business development in China.

Report of the+
Directors

The Directors have pleasure in presenting their report together with the audited accounts of the Company and its subsidiaries (collectively the “Group’’) for the year ended 31st December 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the principal subsidiaries are set out in note 28 to the accounts.

An analysis of the Group’s performance for the year by business segments is set out in note 3 to the accounts. The activities of the Group are carried out in Hong Kong.

RESULTS

The results of the Group for the year ended 31st December 2003 are set out in the consolidated profit and loss account on page 33.

DIVIDENDS

No interim dividend was paid for the year (2002: Nil). The Board does not recommend the payment of a final dividend for the year ended 31st December 2003 (2002: Nil).

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 70.

FIXED ASSETS

Movements in fixed assets of the Group during the year are set out in note 14 to the accounts.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statements of changes in shareholders’ equity on page 36.

Pursuant to the Companies Law (Revised) of the Cayman Islands and the Company’s Articles of Association, the share premium is distributable to shareholders provided that, immediately following the date on which the dividend is proposed to be paid, the Company will be able to pay off its debts as they fall due in the ordinary course of business.

As at 31st December 2003, the reserves of the Company available for distribution to shareholders amounted to HK$2,059,979,000 (2002: HK$2,069,380,000).

Report of the+
Directors

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$59,000 (2002: HK$300,000).

BORROWINGS

Details of the Group’s bank loans and vendor loans are set out in note 22 to the accounts.

DIRECTORS

The Directors during the year and up to the date of this report were:

Executive Directors
Richard John Siemens	Co-Chairman
Edward Wai Sun Cheng	Co-Chairman
William Bruce Hicks	Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors
John William Crawford*	(appointed on 10th November 2003)
Kenneth Michael Katz	(appointed on 16th January 2004)
Henry Michael Pearson Miles*
Simon Murray
Robert John Richard Owen*
Hongqing Zheng

Tak Sing Yip	(resigned on 28th March 2003)
Craig Edward Ehrlich	(retired on 22nd May 2003)
Peter Kin Ngok Lam	(retired on 22nd May 2003)

*	Independent Non-executive Directors

In accordance with Article 86(3) of the Company’s Articles of Association, Messrs. John William Crawford and Kenneth Michael Katz, being new Directors appointed by the Board subsequent to the previous annual general meeting, shall retire from office at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Under the Company’s Articles of Association, the Directors, except the Co-Chairmen and the Group Managing Director, are subject to retirement by rotation and re-election at the annual general meeting. In accordance with Article 87 of the Company’s Articles of Association, Messrs. Henry Michael Pearson Miles and Simon Murray shall retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

BIOGRAPHICAL DETAILS OF DIRECTORS AND MANAGEMENT EXECUTIVES

Biographical details of Directors and management executives are set out on pages 22 to 26.

DIRECTORS’ SERVICE CONTRACTS

None of the Directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Group were entered into or existed during the year.

RELATED PARTY TRANSACTIONS

Details of the significant related party transactions undertaken in the normal course of business are provided under note 27 to the accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS IN SECURITIES

As at 31st December 2003, none of the Directors or the chief executive of the Company had any interests or short positions, in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

None of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the year.

At no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Report of the+
Directors

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN THE COMPANY

According to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, the parties (other than a Director or chief executive of the Company), directly or indirectly, interested or deemed to be interested in 5% or more of the nominal value of the issued share capital of the Company as at 31st December 2003 were as follows:

		Number of	Percentage of
Name of shareholders	Note	shares	Shareholding
Distacom Communications Limited (“Distacom”)	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	390,632,000	13.1%
USI Holdings Limited	2	390,632,000	13.1%

Notes:

(1)	These interests were held through Distacom’s wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

(2)	These interests were held through USI Holdings (B.V.I.) Limited’s wholly-owned subsidiary, Townhill Enterprises Limited. USI Holdings Limited was taken to be interested in the same 390,632,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. These shares therefore duplicate each other.

All the interests disclosed under this Section represent long positions in the shares of the Company.

Save as disclosed above, the Company has not been notified of any interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations which would fall to be disclosed to the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

SHARE OPTION SCHEMES

Details of the Company’s share option schemes are set out in note 21 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company’s Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group earned less than 30% of its income from its five largest customers.

The percentages of purchases for the year attributable to the Group’s major suppliers are as follows:

Percentage of purchases attributable to the Group’s largest supplier	12%
Percentage of purchases attributable to the Group’s five largest suppliers	29%

None of the Directors or their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) has interests in any of the major suppliers noted above.

CORPORATE GOVERNANCE

The accounts for the year have been reviewed by the Audit Committee of the Board. The committee comprises four Directors, including three independent Non-executive Directors and a Non-executive Director. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

Further details on the subject of corporate governance are set out on pages 15 to 21.

DIRECTORS’ RESPONSIBILITIES FOR THE ACCOUNTS

The Directors are ultimately responsible for the preparation of the accounts for each financial year which give a true and fair view. In preparing the accounts, appropriate accounting policies are selected and applied consistently.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Richard John Siemens Co-Chairman	Edward Wai Sun Cheng Co-Chairman

Hong Kong, 1st April 2004

Auditors’+
Report

TO THE SHAREHOLDERS OF
SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 33 to 66 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company’s directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 1st April 2004

Consolidated Profit+
and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER 2003

	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000

Mobile services		148,104	1,149,875	1,217,677
Sales of mobile phones and accessories		14,100	109,471	115,291
Other services		89	695	9,722

Turnover	3	162,293	1,260,041	1,342,690
Cost of inventories sold and services provided	4	(42,513)	(330,069)	(334,485)

Gross profit		119,780	929,972	1,008,205

Other revenues		586	4,550	1,917
Net work costs		(34,785)	(270,070)	(303,577)
Depreciation	14	(30,048)	(233,293)	(256,393)
Rent and related costs		(5,961)	(46,284)	(61,074)
Salaries and related costs	12	(19,580)	(152,020)	(243,890)
Advertising, promotion and other selling costs		(13,650)	(105,976)	(127,798)
Other operating costs		(5,799)	(45,020)	(60,078)

Profit/(Loss) from operations	3, 5	10,543	81,859	(42,688)

Interest income		325	2,526	3,553
Finance costs	6	(6,798)	(52,787)	(59,520)
Share of loss from a joint venture	15	(570)	(4,426)	(18,609)

Profit/(Loss) for the year	8	3,500	27,172	(117,264)

Earnings/(Loss) per share (basic and diluted)	9	0.1 cents	0.9 cents	(3.9 cents)

EBITDA	10	40,591	315,152	213,705

Consolidated+
Balance Sheet

AS AT 31ST DECEMBER 2003

	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000

Non-current assets
Fixed assets	14	141,924	1,101,899	1,213,897
Investment in a joint venture	15	—	—	3,322
Prepayment of 3G licence fees	16	11,807	91,667	141,667
Restricted cash deposits	17	219	1,699	1,682

		153,950	1,195,265	1,360,568

Current assets
Inventories	18	1,496	11,621	9,995
Trade receivables	19	10,442	81,069	87,409
Prepayment of 3G licence fees	16	6,440	50,000	50,000
Deposits, prepayments and other receivables		10,649	82,677	96,355
Restricted cash deposits	17	27,002	209,643	156,939
Bank balances and cash		13,191	102,413	49,577

		69,220	537,423	450,275

Current liabilities
Trade payables	20	9,222	71,600	56,348
Other payables and accrued charges		19,679	152,791	171,313
Subscriptions received in advance		11,279	87,567	123,469
Current portion of long-term loans and obligations under finance leases	22	38,172	296,368	238,629

		78,352	608,326	589,759

Net current liabilities		(9,132)	(70,903)	(139,484)

		144,818	1,124,362	1,221,084

Financed by:
Share capital	21	38,511	299,000	299,000
Reserves		51,379	398,904	371,732

Shareholders’ equity		89,890	697,904	670,732

Long-term liabilities
Long-term loans	22	54,740	425,000	546,825
Subscriptions received in advance		188	1,458	3,527

		54,928	426,458	550,352

		144,818	1,124,362	1,221,084

On behalf of the Board

Richard John Siemens Co-Chairman	Edward Wai Sun Cheng Co-Chairman

Company+
Balance Sheet

AS AT 31ST DECEMBER 2003

	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000

Non-current assets
Investments in subsidiaries	28	304,031	2,360,501	2,370,765

Current assets
Prepayments and other receivables		68	530	42
Bank balances		10	77	77

		78	607	119
Current liabilities
Other payables and accrued charges		274	2,129	2,504

Net current liabilities		(196)	(1,522)	(2,385)

		303,835	2,358,979	2,368,380

Financed by:
Share capital	21	38,511	299,000	299,000
Reserves		265,324	2,059,979	2,069,380

Shareholders’ equity		303,835	2,358,979	2,368,380

On behalf of the Board

Richard John Siemens Co-Chairman	Edward Wai Sun Cheng Co-Chairman

Statements of Changes+
in Shareholders’ Equity

FOR THE YEAR ENDED 31ST DECEMBER 2003

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

As at 1st January 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Loss for the year	—	—	—	(117,264)	(117,264)

As at 31st December 2002	299,000	1,254,000	2,124,424	(3,006,692)	670,732

As at 1st January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	27,172	27,172

As at 31st December 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

Company

				Total
	Share	Share	Accumulated	shareholders’
	capital	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000

As at 1st January 2002	299,000	2,124,424	(30,913)	2,392,511
Loss for the year	—	—	(24,131)	(24,131)

As at 31st December 2002	299,000	2,124,424	(55,044)	2,368,380

As at 1st January 2003	299,000	2,124,424	(55,044)	2,368,380

Loss for the year	—	—	(9,401)	(9,401)

As at 31st December 2003	299,000	2,124,424	(64,445)	2,358,979

Consolidated+
Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER 2003

	Notes		2003	2003	2002
			US$'000	HK$'000	HK$'000

Net cash inflow from operating activities	23	(a)	31,158	241,914	129,343

Investing activities
Advance to joint ventures			(142)	(1,104)	(16,991)
Purchases of fixed assets			(9,455)	(73,409)	(68,995)
Proceeds from disposals of fixed assets			8	66	42
Increase in restricted cash deposits			(6,790)	(52,721)	(23,530)

Net cash outflow from investing activities			(16,379)	(127,168)	(109,474)

Net cash inflow before financing			14,779	114,746	19,869

Financing	23	(b)
Repayment of long-term bank loans			(23,184)	(180,000)	(156,000)
Repayment of long-term vendor loans			(17,330)	(134,550)	(39,000)
Increase in long-term vendor loans			32,558	252,778	179,400
Capital element of finance lease payments			(18)	(138)	(2,020)

Net cash outflow from financing			(7,974)	(61,910)	(17,620)

Increase in cash and cash equivalents			6,805	52,836	2,249
Cash and cash equivalents at 1st January			6,386	49,577	47,328

Cash and cash equivalents at 31st December			13,191	102,413	49,577

Analysis of balances of cash and cash equivalents Bank balances and cash			13,191	102,413	49,577

Notes to+
the Accounts

1	BASIS OF PREPARATION

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”).

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below.

(a)	Group accounting

(i)	Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint venture A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of the joint venture for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the joint venture.

(b)	Revenue recognition

The Group recognises revenues on the following bases:

(i)	Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on a straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii)	Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Notes to+
the Accounts

(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the profit and loss account as incurred.

(e)	Warranty costs

The Group is provided with warranty from certain manufacturers in respect of such manufacturers’ defects on mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

(f)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(g)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)	Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

(h)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period, if any, of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period, if any, of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the shorter of the remaining 3G licence period or their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

Notes to+
the Accounts

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets is estimated and, where relevant, an impairment loss is recognised to reduce the fixed assets to the recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(j)	Assets under leases

(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor consist of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l)	Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m)	Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(o)	Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the profit and loss account.

The balance sheets of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date while the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p)	Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December 2003, and the consolidated balance sheet and company balance sheet as at 31st December 2003 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.764 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

Notes to+
the Accounts

3	SEGMENT INFORMATION

The Group is principally engaged in three business segments in Hong Kong, namely, mobile services, sales of mobile phones and accessories and other services.

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	2003	2003	2003	2003
	HK$'000	HK$'000	HK$'000	HK$'000

Turnover	1,149,875	109,471	695	1,260,041

Profit/(Loss) from operations	145,685	(61,076)	(2,750)	81,859

Interest income				2,526
Finance costs				(52,787)
Share of loss from a joint venture				(4,426)

Profit for the year				27,172

Segment assets	1,378,228	29,757	10,824	1,418,809
Unallocated assets				313,879

Total assets				1,732,688

Segment liabilities	291,447	20,379	276	312,102
Unallocated liabilities				722,682

Total liabilities				1,034,784

Capital expenditure	119,934	1,841	—	121,775
Depreciation	(226,988)	(6,107)	(198)	(233,293)

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	2002	2002	2002	2002
	HK$'000	HK$'000	HK$'000	HK$'000

Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(Loss) from operations	815	(38,239)	(5,264)	(42,688)

Interest income				3,553
Finance costs				(59,520)
Share of losses from joint ventures				(18,609)

Loss for the year				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Segment liabilities	336,081	10,518	1,279	347,878
Unallocated liabilities				792,233

Total liabilities				1,140,111

Capital expenditure	164,701	3,375	—	168,076
Depreciation	(244,629)	(9,782)	(1,982)	(256,393)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (note 14).

Notes to+
the Accounts

4	COST OF INVENTORIES SOLD AND SERVICES PROVIDED

Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

5	PROFIT/(LOSS) FROM OPERATIONS

Profit/(Loss) from operations is stated after charging and crediting the following:

	2003	2002
	HK$'000	HK$'000

Charging:

Cost of inventories sold	133,315	113,414
Depreciation:
— owned fixed assets	233,055	253,668
— leased fixed assets	238	2,725
Loss on disposals of fixed assets	414	377
Operating lease charges:
— land and buildings, including transmission sites	195,945	220,207
— leased lines	73,283	87,130
Provision for doubtful debts	30,228	31,016
Restructuring costs	—	26,606
Auditors’ remuneration
— charge for the year	1,100	1,128
— underprovision in prior year	—	35
Net exchange losses	—	313

Crediting:

Net exchange gains	614	—

6	FINANCE COSTS

	2003	2002
	HK$'000	HK$'000

Interest on bank loans	24,718	37,923
Interest on vendor loans repayable within five years	27,579	20,816
Interest element of finance lease payments	17	129
Other incidental borrowing costs	473	652

	52,787	59,520

7	TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2002: Nil).

The taxation charge on the Group’s profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2002: 16%) as follows:

	2003	2002
	HK$'000	HK$'000

Profit/(Loss) for the year	27,172	(117,264)

Taxation charge/(credit) at the applicable rate of 17.5% (2002: 16%)	4,755	(18,762)
Add/(Deduct) tax effect of:
Income not subject to taxation	(303)	(431)
Expenses not deductible for taxation purposes	3,713	8,295
Utilisation of previously unrecognised tax losses	(30,389)	(10,860)
Reversal of temporary differences arising from accelerated depreciation	22,224	21,758

Taxation charge	—	—

8	LOSS FOR THE YEAR

The loss for the year is dealt with in the accounts of the Company to the extent of HK$9,401,000 (2002: HK$24,131,000).

Notes to+
the Accounts

9	EARNINGS/(LOSS) PER SHARE

(a)	Basic earnings/(loss) per share

The calculation of basic earnings per share is based on the Group’s profit for the year of HK$27,172,000 (2002: loss of HK$117,264,000) and the 2,990,000,000 shares (2002: 2,990,000,000 shares) in issue during the year.

(b)	Diluted earnings/(loss) per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2003 and 2002 since the exercise prices for the share options were above the average fair value of the shares.

10	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture. In 2002, restructuring costs of HK$26,606,000 were incurred and charged to the operating expenses. No such costs were incurred during the year. EBITDA amounted to HK$315,152,000 in 2003 (2002: HK$240,311,000, before the restructuring costs).

11	RETIREMENT BENEFIT COSTS

Pursuant to a trust deed entered into by the Group on 1st April 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July 1997 (the “Retirement Scheme”).

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1st December 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of the employee’s salaries.

With effect from 1st December 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

Under the MPF Scheme, the employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years of service.

Under the Retirement Scheme, the employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

The Group’s contributions to the above schemes are as follows:

	2003	2002
	HK$’000	HK$’000
Gross employer’s contributions	7,313	8,776
Less: Forfeited contributions utilised	(1,951)	(2,123)

Net employer’s contributions charged to the profit and loss account	5,362	6,653

Contributions payable as at 31st December 2003 amounted to HK$545,000 (2002: HK$502,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December 2003 were HK$7,000 (2002: HK$994,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

12	SALARIES AND RELATED COSTS

Salaries and related costs for the years ended 31st December 2003 and 2002, including directors’ fees and emoluments (note 13), are as follows:

	2003	2002
	HK$’000	HK$’000
Salaries, bonuses and allowances	145,348	212,338
Retirement scheme contributions	5,362	6,653
Termination benefits	1,310	24,899

	152,020	243,890

Notes to+
the Accounts

13	DIRECTORS’ AND MANAGEMENT EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

	2003	2002
	HK$’000	HK$’000
Fees	628	600
Other emoluments:
Salaries, other allowances and benefits in kind	9,960	11,858
Bonuses	—	1,500
Retirement scheme contributions	620	30

	11,208	13,988

Directors’ fees disclosed above include fees of HK$428,000 (2002: HK$400,000) paid to independent non-executive directors.

The emoluments of the directors fell within the following bands:

	Number of directors
Emolument bands	2003	2002
Nil — HK$1,000,000	8	8
HK$1,000,001 — HK$1,500,000	—	5
HK$1,500,001 — HK$2,000,000	4	—
HK$4,000,001 — HK$4,500,000	1	—
HK$5,500,001 — HK$6,000,000	—	1

During the year no options were granted to or exercised by the directors.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2002: one) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2002: four) individuals during the year are as follows:

	2003	2002
	HK$’000	HK$’000
Salaries, other allowances and benefits in kind	4,653	10,861
Bonuses	—	3,083
Retirement scheme contributions	78	120
Compensation for loss of office:
— contractual payments	754	5,805
— other	—	410

	5,485	20,279

The emoluments of these three (2002: four) individuals fell within the following bands:

	Number of individuals
Emolument bands (including compensation for loss of office)	2003	2002
HK$1,500,001 — HK$2,000,000	2	—
HK$2,000,001 — HK$2,500,000	1	—
HK$3,000,001 — HK$3,500,000	—	1
HK$3,500,001 — HK$4,000,000	—	1
HK$4,000,001 — HK$4,500,000	—	1
HK$9,000,001 — HK$9,500,000	—	1

Notes to+
the Accounts

14	FIXED ASSETS

Group

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At 1st January 2003	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617
Additions (Note 16)	105,581	181	691	3,022	4	12,296	121,775
Disposals	(39)	(981)	(609)	(1,828)	(647)	(16,594)	(20,698)
Reclassifications	—	—	(58)	58	—	—	—

At 31st December 2003	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694

Accumulated depreciation
At 1st January 2003	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720
Charge for the year	185,419	940	2,440	14,878	228	29,388	233,293
Disposals	(26)	(894)	(574)	(1,824)	(530)	(16,370)	(20,218)
Reclassifications	—	—	(7)	7	—	—	—

At 31st December 2003	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795

Net book value
At 31st December 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

At 31st December 2002	1,107,623	2,295	7,819	34,589	868	60,703	1,213,897

At 31st December 2003 the fixed assets held by the Group under finance leases were fully depreciated (2002: HK$238,000).

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

15	INVESTMENT IN A JOINT VENTURE

	Group
	2003	2002
	HK$’000	HK$’000
Share of net liabilities	(4,000)	(1,905)
Advance	6,331	5,227
Provision for diminution in value	(2,331)	—

	—	3,322

Details of the joint venture as at 31st December 2003 are as follows:

		Place of		Principal activities and
Name	Nature	incorporation	Voting power	place of operation
Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. For the year ended 31st December 2003, a provision of HK$2,331,000 (2002: Nil) was considered necessary to write down the carrying value of these assets. Such provision is included in the share of loss from a joint venture in the consolidated profit and loss account.

16	PREPAYMENT OF 3G LICENCE FEES

	Group
	2003	2002
	HK$’000	HK$’000
At 1st January	191,667	241,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31st December	141,667	191,667

Classified as:
Current asset	50,000	50,000
Non-current asset	91,667	141,667

Notes to+
the Accounts

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for its 3G licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000, the net present value of which, at an assumed cost of capital to the Group at 11.2%, is HK$333,109,000.

In accordance with the 3G licence, the Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees on 22nd October 2003. On 30th August 2003, OFTA granted a one-year waiver to the Group on the submission of such performance bond. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

17	RESTRICTED CASH DEPOSITS

As at 31st December 2003, a bank deposit of HK$1,699,000 (2002: HK$1,682,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 31st December 2003, another bank deposit of HK$209,643,000 (2002: HK$156,939,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within the expiry of six months. The bank and vendor loans had been repaid in full after year-end (see note 29).

18	INVENTORIES

The carrying values of the inventories are as follows:

	Group
	2003	2002
	HK$’000	HK$’000
Mobile phones and accessories
Cost	15,940	13,155
Less: Provisions	(4,319)	(3,160)

	11,621	9,995

As at 31st December 2003, the carrying amount of inventories that are stated at net realisable value amounted to HK$8,281,000 (2002: HK$3,129,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

19	TRADE RECEIVABLES

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	Group
	2003	2002
	HK$’000	HK$’000
0 — 30 days	56,107	59,380
31 — 60 days	15,243	15,931
61 — 90 days	8,430	9,433
Over 90 days	1,289	2,665

	81,069	87,409

20	TRADE PAYABLES

The ageing analysis of the trade payables is as follows:

	Group
	2003	2002
	HK$’000	HK$’000
0 — 30 days	30,974	17,731
31 — 60 days	19,436	9,460
61 — 90 days	3,307	15,546
Over 90 days	17,883	13,611

	71,600	56,348

21	SHARE CAPITAL

	Company
	2003	2002
	HK$’000	HK$’000
Authorised:
10,000,000,000 (2002: 10,000,000,000) ordinary shares of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2002: 2,990,000,000) ordinary shares of HK$0.10 each	299,000	299,000

Notes to+
the Accounts

Share option scheme

On 1st March 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal value of a share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

No share options were granted or exercised under the New Option Scheme or the Share Option Scheme during the year ended 31st December 2003. Details of the share options outstanding as at 31st December 2003 which have been granted under the Share Option Scheme are as follows:

	Options	Options		Options	Options held
	held at 1st	lapsed		cancelled	at 31st	Exercise
	January	during		during	December	price	Grant	Exercisable
	2003	the year		the year	2003	HK$	date (1)	until
Executive directors	75,000,000	—		75,000,000 (2)	—	1.01	31/05/2000	30/05/2010
Non-executive directors	15,000,000	15,000,000	(3)	—	—	1.01	31/05/2000	30/05/2010
Continuous contract employees	17,999,077	4,316,720	(4)	—	13,682,357	3.05	23/03/2000	22/03/2010
	20,932,545	6,624,293	(4)	—	14,308,252	1.01	31/05/2000	30/05/2010
	1,450,632	1,153,788	(4)	—	296,844	3.05	31/05/2000	30/05/2010
	1,959,561	174,511	(4)	—	1,785,050	1.01	19/01/2001	18/01/2011

	132,341,815	27,269,312		75,000,000	30,072,503

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	In March 2003, a total of 75,000,000 share options of the five executive directors of the Company, namely, Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks, Kuldeep Saran and Andrew Chun Keung Leung, were cancelled at a total consideration of HK$5. No share options remained exercisable by the executive directors as at 31st December 2003.

(3)	Mr. Craig Edward Ehrlich was re-designated as a non-executive director on 1st January 2003 upon expiry of his executive director service contract. His 15,000,000 share options automatically lapsed on 1st January 2003. Mr. Ehrlich retired as a non-executive director of the Company on 22nd May 2003.

(4)	These share options lapsed during the year upon the cessation of employment of certain employees.

Notes to+
the Accounts

22	LONG-TERM LOANS AND OBLIGATIONS UNDER FINANCE LEASES

	Group
	2003	2002
	HK$’000	HK$’000
Bank loans (secured — note a)	240,000	420,000
Vendor loans (secured — note a)	481,368	365,316
Obligations under finance leases	—	138

	721,368	785,454

Less: Current portion included under current liabilities
— bank loans	(240,000)	(180,000)
— vendor loans	(56,368)	(58,491)
— obligations under finance leases	—	(138)

	(296,368)	(238,629)

Long-term portion	425,000	546,825

(a)	Bank and vendor loans

At 31st December 2003 and 2002, the Group’s long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans
	2003	2002	2003	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Within one year	240,000	180,000	56,368	58,491
In the second year	—	240,000	175,000	306,825
In the third to fifth year	—	—	250,000	—

	240,000	420,000	481,368	365,316

The bank loans and the loans from Nortel Networks (Asia) Limited (“Nortel”), a major vendor of the Group, (“the vendor loans”) bore interest at prevailing market rates, i.e. HIBOR and LIBOR, respectively, plus a progressively increasing rate, and were repayable in 15 quarterly instalments commencing from 11th March 2001 up to 11th September 2004.

As at 31st December 2003, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin Communications Limited (“Mandarin”), the main operating subsidiary.

(b)	Banking and other borrowing facilities

The Group had available bank loan facilities of HK$600,000,000, as well as a loan facility of US$155,000,000 (approximately HK$1,209,000,000) provided by Nortel (the “vendor loan facility”). All of these facilities had been fully drawn down as at 30th September 2003.

(c)	Bank and vendor loan covenants

The bank loan and the vendor loan facilities provided for a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries. In addition, they contained a number of covenants which included, maintenance of certain performance targets such as number of subscribers, earnings level, tangible net worth and debt service ratios and operation of the business in accordance with approved business plans.

(d)	Post-balance sheet bank and vendor loan repayments

On 30th December 2003, Mandarin gave notice to the lenders of the loan facilities of its intention to make full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721,368,000. On 12th January 2004, all the bank and vendor loans were fully paid off through operating cash flows of Mandarin and a term loan of HK$500,000,000 provided by Huawei Tech. (see note 29 for details).

HK$75,000,000 of the new term loan from Huawei Tech. is payable in July 2004, while the remaining balance is repayable from January 2005 to July 2006. As a result, HK$425,000,000 of the term loan has been classified as non-current liabilities as at 31st December 2003.

The term loan from Huawei Tech. is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

Notes to+
the Accounts

23	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit/(loss) from operations to net cash inflow from operating activities

	2003	2002
	HK$’000	HK$’000
Profit/(Loss) from operations	81,859	(42,688)
Depreciation	233,293	256,393
Loss on disposals of fixed assets	414	377

Operating profit before working capital changes	315,566	214,082
(Increase) /decrease in inventories	(1,626)	10,453
Decrease in trade receivables, deposits, prepayments and other receivables	20,877	666
Increase/(decrease) in trade payables, other payables and accrued charges	1,835	(13,852)
Decrease in subscriptions received in advance	(37,971)	(26,329)

Cash inflow from operations	298,681	185,020
Interest received	2,791	3,422
Interest paid	(56,892)	(58,307)
Interest element of finance lease payments	(17)	(129)
Other incidental borrowing costs paid	(2,649)	(663)

Net cash inflow from operating activities	241,914	129,343

(b)	Analysis of changes in financing during the year

		Obligations
		under
	Long-term	finance
	loans	leases
	HK$’000	HK$’000
At 1st January 2002	751,455	2,158
Net cash outflow from financing	(15,600)	(2,020)
Purchases of fixed assets by directly assuming long-term loans	49,461	—

At 31st December 2002	785,316	138

At 1st January 2003	785,316	138
Net cash outflow from financing	(61,772)	(138)
Exchange differences	(2,176)	—

At 31st December 2003	721,368	—

(c)	Major non-cash transactions

	2003	2002
	HK$’000	HK$’000
Purchases of fixed assets by directly assuming long-term vendor loans	—	49,461

24	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

Deferred tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$3,382,281,000 (2002: HK$3,555,929,000) to carry forward against future taxable income; these tax losses can be carried forward indefinitely.

Notes to+
the Accounts

The movements on the deferred tax assets/(liabilities) accounts during the year are as follows:

	2003	2002
Deferred tax assets	HK$’000	HK$’000
At 1st January	476,859	478,119
Increase/(Decrease) in tax losses	14,165	(1,260)

At 31st December	491,024	476,859

	2003	2002
Deferred tax liabilities	HK$’000	HK$’000
At 1st January	(102,991)	(113,160)
Reversal of temporary differences	12,581	10,169

At 31st December	(90,410)	(102,991)

	2003	2002
Other temporary differences	HK$’000	HK$’000
At 1st January	—	49
Reversal of other temporary differences	—	(49)

At 31st December	—	—

	2003	2002
Summary status	HK$’000	HK$’000
Deferred tax assets	491,024	476,859
Less: Deferred tax liabilities	(90,410)	(102,991)

	(400,614)	(373,868)

25	CAPITAL COMMITMENTS

	Group
	2003	2002
	HK$’000	HK$’000
In respect of purchases of fixed assets:
— contracted but not provided for	38,509	53,898
— authorised but not contracted for	2,456	2,223

	40,965	56,121

The Company did not have any capital commitments as at 31st December 2003 (2002: Nil).

26	COMMITMENTS UNDER OPERATING LEASES

At 31st December 2003 and 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2003	2002
	HK$’000	HK$’000
In respect of land and buildings, including transmission sites:
Not later than one year	127,719	156,473
Later than one year and not later than five years	67,773	97,482
Later than five years	—	236

	195,492	254,191

In respect of leased lines:
Not later than one year	21,286	43,871
Later than one year and not later than five years	5,019	5,048

	26,305	48,919

	221,797	303,110

The Company did not have any commitments under operating leases as at 31st December 2003 (2002: Nil).

Notes to+
the Accounts

27	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Group
	2003	2002
	HK$’000	HK$’000
Operating lease charges paid to related companies (note a)	(1,346)	(4,334)
Consulting service fees paid to a related company (note b)	(105)	(1,580)

(a)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(b)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) which provided various software development and consulting services to the Group. Certain executive directors of the Company are also directors of Lifetree.

28	INVESTMENTS IN SUBSIDIARIES

	Company
	2003	2002
	HK$’000	HK$’000
Unlisted shares, at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amounts due to subsidiaries	(61,235)	(50,971)

	2,360,501	2,370,765

The loan to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

The Company has the following principal wholly-owned subsidiaries as at 31st December 2003:

	Place of	Issued and fully	Principal
Name	incorporation	paid up capital	activities
Shares held directly:

SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding

SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly:

MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories

SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence

SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trade marks

SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED (“SCSSL”)	People’s Republic of China	US$1,500,000	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which operates in the People’s Republic of China (“PRC”), are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL had been fully paid up.

Notes to+
the Accounts

29	SUBSEQUENT EVENT

On 12th January 2004, pursuant to the Heads of Agreement of Facility Agreements executed in December 2003 with Mandarin, Huawei Tech. Investment Co., Limited (“Huawei Tech.”), a subsidiary of Huawei Technologies Co., Ltd., provided a term loan of HK$500,000,000 to Mandarin. The loan was used to repay part of the outstanding principal and accrued interest and charges in respect of certain bank and vendor loans as set out in Note 22. The term loan from Huawei Tech. is unsecured and is repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

30	APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 1st April 2004.

Information+
for US Investors

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from those in the United States (“US GAAP”). The significant differences relate principally to the following items and the effect on the profit for the year and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

(a)	Under both HK GAAP and US GAAP, the Group is required to recognise deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the accounts or tax returns. Under this method, deferred tax assets and liabilities are recognised for future tax consequences attributable to differences between the accounts’ carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Under HK GAAP, a deferred asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The unrecognised deferred tax asset is disclosed in the note to the accounts. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of the deferred tax asset unless it is more likely than not that such asset will be realised.

No deferred tax assets are recognised under HK GAAP, while a valuation allowance is set against the deferred tax assets under US GAAP, the net effect of which causes no impact to the financial statements of the Group presented under US GAAP.

(b)	Under HK GAAP, connection fee revenue is recognised when received upon completion of activation services. Under US GAAP, connection fees for mobile services, net of the direct incremental costs incurred, are deferred and recognised over the estimated customer service period, which is estimated based on the expected stabilised churn rate. Connection fee revenue for 2003 and 2002 amounted to HK$411,000 and HK$16,254,000, respectively, of which HK$175,000 and HK$10,788,000 were deferred at 31st December 2003 and 2002 respectively. Connection fee revenue of HK$1,480,000 and HK$8,840,000 deferred in 2001 and 2002, respectively, have been credited to the consolidated profit and loss account during 2003.

(c)	Under HK GAAP, no compensation cost for employees is required to be recognised in respect of the grant of share options. Proceeds from the issue of shares upon the exercise of share options are credited to share capital and share premium accounts and there is no effect on the results of the Group in connection with the Share Option Scheme.

Under US GAAP, the intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to Group employees. Accordingly, deferred compensation of HK$10,254,000 was recognised on options granted with an exercise price lower than the fair market value of the Company’s shares at the grant date on 31st May 2000. The deferred compensation is amortised over the three-year vesting period. Deferred compensation of HK$4,001,000 for the options forfeited is reversed in shareholders’ equity. No compensation is recognised for options which are granted with an exercise price equal to or above the fair market value of the Company’s shares at the grant date. For the year ended 31st December 2003 and 2002, write-back of compensation costs of HK$1,189,000 and HK$111,000, respectively, were credited to the consolidated profit and loss account and debited to deferred compensation.

Information+
for US Investors

(d)	Under HK GAAP, the HK$250,000,000 which represents the annual fees for the first five years of the 3G licence term is recorded as a prepayment with the licence fees charged prior to the launch of the 3G services being included in fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G licence or the estimated useful lives of the fixed assets.

Under US GAAP, the amount paid for the 3G licence fees is classified as an intangible asset which will be amortised commencing upon the launch of the 3G services over the remaining 3G licence period or the estimated useful lives of the related 3G network assets, whichever is the shorter.

There is no impact of this difference under HK GAAP and US GAAP to the statement of operations for the years ended 31st December 2003 and 2002, since depreciation/amortisation will only start when the 3G network is available/ready for use.

The following table summarises the effect on profit for the year of the above differences between HK GAAP and US GAAP.

	For the year ended 31st December
	2003	2003	2002
	US$’000#	HK$’000	HK$’000
Profit/(Loss) for the year as reported under HK GAAP	3,500	27,172	(117,264)
US GAAP adjustments:
Deferred tax on accelerated depreciation allowances	(1,620)	(12,581)	(10,169)
Deferred tax assets in respect of tax loss and other	1,620	12,581	10,169
Amortisation of net connection fees	1,307	10,145	(1,878)
Write-back of compensation cost in respect of amortisation of deferred compensation for share options	153	1,188	111

Profit/(Loss) for the year under US GAAP	4,960	38,505	(119,031)

Earnings/(Loss) per share under US GAAP (basic and diluted)	0.2 cents	1.3 cents	(4.0 cents)

Earnings/(Loss) per ADS under US GAAP (basic and diluted)*	US$0.2	HK$1.3	(HK$4.0)

*	One ADS is equivalent to 100 shares.

#	An exchange rate of US$1 = HK$7.764 has been used to translate HK$ to US$. Such translations are for convenience only and should not be construed as representations that HK$ amounts could be converted into US$ at that or any other rate.

The following table summarises the effect on shareholders’ equity of the above differences between HK GAAP and US GAAP.

	As of 31st December
	2003	2003	2002
	US$’000#	HK$’000	HK$’000
Shareholders’ equity as reported under HK GAAP	89,890	697,904	670,732
US GAAP adjustments:
Deferred tax non-current assets	51,497	399,821	375,358
Valuation allowance	(51,497)	(399,821)	(375,358)
Deferred net connection fees	(273)	(2,123)	(12,268)
Share premium in respect of deferred compensation for share options	805	6,253	7,854
Deferred compensation not yet amortised for share options	—	—	(413)
Compensation cost in respect of amortisation of deferred compensation for share options	(805)	(6,253)	(7,441)

Shareholders’ equity under US GAAP	89,617	695,781	658,464

#	An exchange rate of US$1 = HK$7.764 has been used to translate HK$ to US$. Such translations are for convenience only and should not be construed as representations that HK$ amounts could be converted into US$ at that or any other rate.

Financial+
Summary

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31st December
	2003	2002	2001	2000	1999
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,260,041	1,342,690	1,422,393	1,450,393	1,025,361

Profit/(Loss) for the year	27,172	(117,264)	(211,748)	(466,568)	(923,927)

Earnings/(Loss) per share (basic and diluted)	0.9 cents	(3.9 cents)	(7.1 cents)	(16.4 cents)	(40.2 cents)

CONSOLIDATED BALANCE SHEET

	As at 31st December
	2003	2002	2001	2000	1999
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Total assets	1,732,688	1,810,843	1,936,177	2,375,272	1,704,228
Total liabilities	(1,034,784)	(1,140,111)	(1,148,181)	(1,375,528)	(2,661,339)

Shareholders’ equity/(deficit)	697,904	670,732	787,996	999,744	(957,111)

Note:

The Company was incorporated in the Cayman Islands on 24th November 1999 and became the holding company of the companies now comprising the Group on 24th February 2000. The above financial summary of the results of the Group for the year ended 31st December 2000, 1999, and of the assets and liabilities of the Group as at 31st December 2000 and 1999, has been prepared based on the audited accounts of the companies now comprising the Group as if the current group structure had been in existence throughout each year presented.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUNDAY Communications Limited (the “Company”) will be held at Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 25th May 2004 at 11:30 a.m. for the following purposes:

As ordinary business:

1.	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2003.

2.	To re-elect the retiring directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3.	To re-appoint auditors and to authorise the Board of Directors to fix their remuneration.

And as special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions and special resolution respectively:

ORDINARY RESOLUTIONS

4.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power after the expiry of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, or (iii) an issue of shares under the Company’s employee share option scheme or similar arrangement for the time being and from time to time adopted, or (iv) an issue of shares as scrip dividend pursuant to the Articles of Association of the Company, shall not exceed the aggregate of:

(i)	20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; plus

(ii)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution); and the said approval shall be limited accordingly;

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

“Rights Issue” means an offer of shares of the Company open for a period fixed by the Company or by the Directors of the Company to the holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” shall have the same meaning as those ascribed to it under paragraph (d) of the resolution no. 4 in the notice convening this meeting.”

6.	“THAT conditional upon the passing of the resolutions no. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the Directors pursuant to paragraph (a) of the resolution no. 4 shall be extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted in resolution no. 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution.”

SPECIAL RESOLUTION

7.	“THAT the Articles of Association of the Company be and are hereby amended in the following manner:-

(a)	By inserting the following new definition of “associate” in Article 2:

““associate”	the meaning attributed to it in the rules of the Designated Stock Exchange.”

(b)	By substituting the existing definition of “clearing house” in Article 2 with the following new definition:

““clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.”

(c)	By re-numbering existing Article 76 as Article 76(1);

(d)	By inserting the following as new Article 76(2):

“(2)	Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.”

(e)	By deleting the words “not less than seven (7) clear days before the date appointed for the meeting there shall have been lodged at the Office or at the head office” in Article 88 and by inserting the following words at the end of Article 88:

“have been lodged at the Office or the head office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.”

(f)	By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103:

“103.	(1)	A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

		(i)	any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

		(ii)	any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

		(iii)	any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

		(iv)	any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

		(v)	any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

		(vi)	any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

	(2)	A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3)	Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4)	If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.””

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 29th April 2004

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2.	In order to be valid, the completed form of proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and depositing of the form of proxy will not preclude the member from attending the meeting and voting in person, if he/she so wishes. In the event that a member attends the meeting, his/her form of proxy will be deemed to have been revoked.

3.	With regard to resolution no. 4, the Directors wish to state that, currently, they have no plans to issue any additional new shares of the Company other than shares to be issued upon exercise the subscription rights pursuant to the employee share option scheme of the Company. The present general mandate given by the members pursuant to the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

4.	With regard to resolution no. 5, the general mandate given by members pursuant to the provisions of the Listing Rules and the Hong Kong Code on Share Repurchases expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought. An explanatory statement (as required by the Listing Rules) is set out in the Appendix of the document containing this notice.

5.	The Articles of Association of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of resolution no. 7 above on amendments of the Articles of Association is purely a translation only. Should there be any discrepancies, the English version will prevail.

As at the date of this announcement, the Board of the Company comprises five executive directors, namely, Mr. Richard John Siemens, Mr. Edward Wai Sun Cheng, Mr. William Bruce Hicks, Mr. Kuldeep Saran and Mr. Andrew Chun Keung Leung; three non-executive directors, namely, Mr. Kenneth Michael Katz, Mr. Simon Murray and Mr. Hongqing Zheng; and three independent non-executive directors, namely, Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen.

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 866)

Executive Directors:
Richard John Siemens (Co-Chairman)
Edward Wai Sun Cheng (Co-Chairman)
William Bruce Hicks (Group Managing Director)
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors:
Kenneth Michael Katz
Simon Murray
Hongqing Zheng

Independent Non-executive Directors:
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen
Registered office:
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

Principal place of business:
13th Floor, Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong
29th April 2004
To the shareholders

Dear Sir/Madam,

GENERAL MANDATES TO REPURCHASE SHARES
AND ISSUE NEW SHARES
AMENDMENT TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATES

     At the annual general meeting of SUNDAY Communications Limited (the “Company”) held on 22nd May 2003, ordinary resolutions were passed giving general mandates to the Board of Directors (the “Directors”) to allot, issue and deal with unissued shares and to repurchase shares of the Company, subject to certain specified limits.

IMPORTANT

     The Directors believe that re-granting of the general mandates is in the interests of the Company and its shareholders and accordingly, ordinary resolutions will be proposed at the annual general meeting to be held on 25th May 2004 (“Annual General Meeting”) to (i) grant a general mandate to the Directors to exercise the powers of the Company to allot, issue and deal with additional shares up to a maximum of 20 per cent. of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution and (ii) grant a general mandate to the Directors to repurchase fully-paid up shares of the Company up to a maximum of 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution (the “Repurchase Mandate”) and (iii) enable the Directors to issue, under the general mandate to issue additional shares referred to in item (i) above, an additional number of shares representing that number of shares repurchased under the Repurchase Mandate.

     Shareholders should refer to the explanatory statement contained in the Appendix of this circular, which sets out further information in relation to the Repurchase Mandate.

AMENDMENT TO THE ARTICLES OF ASSOCIATION

     The Securities and Futures Ordinance has come into effect on 1st April 2003. As a result thereof, the Securities and Futures (Clearing Houses) Ordinance (the “repealed Ordinance”) was repealed. The Directors propose to amend the Company’s Articles of Association which have made reference to the repealed Ordinance.

     The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has amended the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) which include, among other things, amendments to Appendix 3 of the Listing Rules which came into effect from 31st March 2004. Appendix 3 of the Listing Rules sets out the provisions with which a listed company’s articles of association should confirm. In order to make the Company’s Articles of Association align with the amended Appendix 3 of the Listing Rules, special resolution (the particulars of which are set out in the Notice of the Annual General Meeting of this circular) to modify various articles in the Company’s Articles of Association will be proposed at the Annual General Meeting. A summary of these amendments are set out below:—

Article 2	To insert the definition of “associate”, as such term is defined in the Listing Rules.

Article 76	To reflect the restriction on voting by members as required by the amended Appendix 3 of the Listing Rules.

Article 88	To be consistent with the amended Appendix 3 of the Listing Rules which require a minimum period for lodgment by members of the notice to nominate a director. The minimum period shall be at least seven days and shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

Article 103	To be consistent with amended Appendix 3 of the Listing Rules so that subject to certain exceptions, directors shall abstain from voting at the board meeting on any matter in which he or any of his associates has a material interest and are not be counted towards the quorum of the relevant board meeting.

IMPORTANT

ANNUAL GENERAL MEETING

     Notice of the Annual General Meeting is set out on pages 7 to 12 of this circular. At the Annual General Meeting, ordinary and special resolutions will be proposed to approve, inter alia, the Repurchase Mandate and the amendment to the Articles of Associations respectively.

     Pursuant to Article 66 of the Articles of Association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded: (a) by the chairman of such meeting; or (b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or (d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

PROXY

     A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not they intend to attend the meeting, shareholders are requested to complete and return the form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 1901-5, 19/F., Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Annual General Meeting should shareholders so desire.

RECOMMENDATION

     The Directors consider that the proposals mentioned above, including the proposals for the grant of the general mandates to repurchase shares and issue shares, and the amendment to the Articles of Association of the Company, are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend the shareholders to vote in favour of all of these resolutions to be proposed at the Annual General Meeting.

Yours faithfully, On behalf of the Board William Bruce Hicks Group Managing Director

This Circular is available (in both English and Chinese) in electronic form on the Company’s website at www.sunday.com. You may at any time choose to receive the Circular either in printed form or using electronic form.

If you have already chosen to rely on the version of the Circular posted on the Company’s website and have difficulty in having access to the document, you will, promptly upon written request, be sent the Circular in printed form free of charge. Please send your request to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX	EXPLANATORY STATEMENT

     The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) by a company whose primary listing is on the Stock Exchange. This Explanatory Statement contains all the information reasonably necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the above ordinary resolutions. When used below, “Shares” means ordinary shares of HK$0.10 each in the capital of the Company which are issued and fully paid up.

(1)	Shareholders’ approval

     The Listing Rules provide that all share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(2)	Share capital

     As at 22nd April 2004, being the latest practicable date prior to printing of this circular (“Latest Practicable Date”), the Company had in issue an aggregate of 2,990,000,000 Shares. An exercise in full of the mandate, on the basis that no further shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 299,000,000 Shares, representing 10 per cent. of the issued share capital of the Company, being repurchased by the Company during the course of the period prior to the next Annual General Meeting.

(3)	Reason for repurchases

     The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

(4)	Source of funds

     Any repurchases would be funded out of funds legally available for the purpose in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of the Cayman Islands. The Company may not repurchase its own Shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

APPENDIX	EXPLANATORY STATEMENT

(5)	Impact on the working capital or gearing position of the Company

     There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December 2003) in the event that the Repurchase Mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(6)	General information

     The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase shares in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

     If as a result of a share repurchase a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). In certain circumstances, a shareholder or a group of shareholders acting in concert could, as a result of such increase, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

     As at the Latest Practicable Date, Distacom Communications Limited (“Distacom”) was indirectly interested in 1,380,000,000 Shares which constituted approximately 46.2 per cent. of the issued share capital of the Company. Were the Repurchase Mandate to be exercised in full, which is considered to be unlikely in the current circumstances, Distacom would (assuming that there is no change in relevant facts and circumstances) hold approximately 51.3 per cent. of the issued share capital of the Company. To the best knowledge and belief of the Directors, such increase would give rise to an obligation to make a mandatory offer under the Takeovers Code. The Directors have no intention to repurchase the Shares to the extent that it will trigger the obligations under the Takeovers Code to make a mandatory offer.

     Save as aforesaid, the Directors are not presently aware of any consequences which would arise under the Takeovers Code as a result of any repurchases pursuant to the Repurchase Mandate.

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company in the event that the Repurchase Mandate is approved by shareholders of the Company.

     The Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares or that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Mandate is approved by shareholders of the Company.

APPENDIX	EXPLANATORY STATEMENT

(7)	Share prices

     The highest and lowest traded prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Share Prices
		Highest	Lowest
		HK$	HK$

2003:	April	0.145	0.115
	May	0.178	0.135
	June	0.197	0.156
	July	0.415	0.157
	August	0.310	0.230
	September	0.380	0.275
	October	0.390	0.330
	November	0.365	0.295
	December	0.335	0.295
2004:	January	0.620	0.310
	February	0.760	0.520
	March	0.740	0.550

(8)	Repurchases of Shares made by the Company

     No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) in the six months proceeding the Latest Practicable Date.

NOTICE OF ANNUAL GENERAL MEETING

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

     NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUNDAY Communications Limited (the “Company”) will be held at Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 25th May 2004 at 11:30 a.m. for the following purposes:

     As ordinary business:

1.	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2003.

2.	To re-elect the retiring directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3.	To re-appoint auditors and to authorise the Board of Directors to fix their remuneration.

     And as special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions and special resolution respectively:

ORDINARY RESOLUTIONS

4.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power after the expiry of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company,

NOTICE OF ANNUAL GENERAL MEETING

or (iii) an issue of shares under the Company’s employee share option scheme or similar arrangement for the time being and from time to time adopted, or (iv) an issue of shares as scrip dividend pursuant to the Articles of Association of the Company, shall not exceed the aggregate of:

(i)	20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; plus

(ii)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution); and the said approval shall be limited accordingly;

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

“Rights Issue” means an offer of shares of the Company open for a period fixed by the Company or by the Directors of the Company to the holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in

NOTICE OF ANNUAL GENERAL MEETING

accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” shall have the same meaning as those ascribed to it under paragraph (d) of the resolution no. 4 in the notice convening this meeting.”

6.	“THAT conditional upon the passing of the resolutions no. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the Directors pursuant to paragraph (a) of the resolution no. 4 shall be extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted in resolution no. 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution.”

SPECIAL RESOLUTION

7.	“THAT the Articles of Association of the Company be and are hereby amended in the following manner:-

(a)	By inserting the following new definition of “associate” in Article 2:

““associate”	the meaning attributed to it in the rules of the Designated Stock Exchange.”

(b)	By substituting the existing definition of “clearing house” in Article 2 with the following new definition:

““clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.”

(c)	By re-numbering existing Article 76 as Article 76(1);

(d)	By inserting the following as new Article 76(2):

“(2)	Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.”

NOTICE OF ANNUAL GENERAL MEETING

(e)	By deleting the words “not less than seven (7) clear days before the date appointed for the meeting there shall have been lodged at the Office or at the head office” in Article 88 and by inserting the following words at the end of Article 88:

“have been lodged at the Office or the head office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.”

(f)	By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103:

“103. (1)	A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

	(i)	any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

	(ii)	any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

	(iii)	any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

	(iv)	any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

	(v)	any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or

NOTICE OF ANNUAL GENERAL MEETING

his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi)	any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2)	A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3)	Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4)	If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise

NOTICE OF ANNUAL GENERAL MEETING

in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.””

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 29th April 2004

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2.	In order to be valid, the completed form of proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and depositing of the form of proxy will not preclude the member from attending the meeting and voting in person, if he/she so wishes. In the event that a member attends the meeting, his/her form of proxy will be deemed to have been revoked.

3.	With regard to resolution no. 4, the Directors wish to state that, currently, they have no plans to issue any additional new shares of the Company other than shares to be issued upon exercise the subscription rights pursuant to the employee share option scheme of the Company. The present general mandate given by the members pursuant to the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

4.	With regard to resolution no. 5, the general mandate given by members pursuant to the provisions of the Listing Rules and the Hong Kong Code on Share Repurchases expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought. An explanatory statement (as required by the Listing Rules) is set out in the Appendix of the document containing this notice.

5.	The Articles of Association of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of resolution no. 7 above on amendments of the Articles of Association is purely a translation only. Should there be any discrepancies, the English version will prevail.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stock broker, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stock broker, other licensed corporation or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

MAJOR TRANSACTION
EXECUTION OF A CONDITIONAL SUPPLY CONTRACT
AND CONDITIONAL FACILITY AGREEMENT

A letter from the board of directors of SUNDAY Communications Limited is set out on pages 3 to 8 of this circular.

A notice convening an extraordinary general meeting of SUNDAY Communications Limited to be held at 13th Floor, East Wing, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on 24th June 2004 at 9:00 a.m. is set out on page 42 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

4th June 2004

-i-

DEFINITIONS

In this circular, unless the context requires otherwise, the following terms have the following meanings:

“2G Licence”	Licence No. 061 issued to Mandarin By OFTA dated 30th September 1996;

“3G Licence”	Licence No. 080 issued to SUNDAY 3G by OFTA on 22nd October 2001;

“3G Network”	the telecommunications network to be built by Mandarin, and operated under the 3G Licence granted to SUNDAY 3G;

“Board”	the board of directors of the Company;

“Company”	SUNDAY Communications Limited;

“EGM”	an extraordinary general meeting of the Company to be convened for approving the Supply Contract and the Facility Agreement;

“Facility Agreement”	the agreement between HTIC, Mandarin and the Company entered into on 13th May 2004 relating to (inter alia) the financing for the 3G Network;

“Facility Heads of Agreement”	the Heads of Agreement dated 6th December 2003 relating to the Facility Agreements;

“Group”	the Company and its subsidiaries;

“Heads of Agreement”	the Supply Heads of Agreement and the Facility Heads of Agreement;

“HTIC” and “Contractor”	Huawei Tech. Investment Co., Limited, a 90% owned subsidiary of Huawei;

“Huawei”	Huawei Technologies Co., Ltd., a company incorporated in the People’s Republic of China and an independent third party not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates;

DEFINITIONS

“Initial Announcement”	the announcement by the Company relating to execution of the Heads of Agreement dated 17th December 2003;

“Latest Practicable Date”	31st May 2004, being the latest practicable date prior to the printing of this circular;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Mandarin”	Mandarin Communications Limited, a wholly-owned subsidiary of the Company;

“OFTA”	Office of the Telecommunications Authority;

“Shareholders”	the shareholders of the Company from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Supply Contract”	the agreement between Mandarin and HTIC entered into on 13th May 2004 relating to the supply of the 3G Network on a turnkey basis;

“Supply Heads of Agreement”	the Heads of Agreement dated 6th December 2003 relating to the Supply Contract; and

“SUNDAY 3G”	SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of Mandarin.

LETTER FROM THE BOARD

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Richard John Siemens (Co-Chairman)
Edward Wai Sun Cheng (Co-Chairman)
William Bruce Hicks (Group Managing Director)
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors:
Kenneth Michael Katz
Simon Murray
Hongqing Zheng

Independent Non-executive Directors:
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen
Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O.Box 2681GT
George Town
Grand Cayman
British West Indies

Head office and principal
     place of business:
13th Floor, Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong

4th June 2004

To the Shareholders

Dear Sir/Madam,

MAJOR TRANSACTION
EXECUTION OF A CONDITIONAL SUPPLY CONTRACT
AND CONDITIONAL FACILITY AGREEMENT

INTRODUCTION

On 13th May 2004 Mandarin entered into a conditional Supply Contract and conditional Facility Agreement with HTIC in respect of the supply, on a turnkey basis, of its third generation mobile telecommunication network, and the provision of long-term financing in relation thereto. The conditional Supply Contract and conditional Facility Agreement were entered into pursuant to the Heads of Agreement between Mandarin and Huawei dated 6 December 2003 referred to in the Initial Announcement.

LETTER FROM THE BOARD

THE SUPPLY CONTRACT

The Supply Contract reflects the principal terms set out in the Heads of Agreement, with HTIC as the designated contractor. The Supply Contract is tied to the Facility Agreement and neither will become effective until the conditions precedent to the Facility Agreement, including those referred to below, are fulfilled.

Scope of Contract

Under the Supply Contract, the Contractor agrees to design, construct, manufacture, sell, supply and deliver to Mandarin equipment and services for the establishment, installation, implementation and commissioning of the 3G Network on a turnkey basis.

The term of the Supply Contract is three (3) years from the date it comes into effect following satisfaction of the conditions precedent referred to below.

The Contractor’s principal obligations under the Supply Contract include:

(a)	designing, manufacturing, delivering, installing and implementing the equipment and services;

(b)	fully integrating the existing network with the 3G Network;

(c)	ensuring full interoperability between the existing network and the 3G Network;

(d)	providing maintenance services during agreed warranty periods; and

(e)	ensuring the 3G Network and systems comprised therein performed to agreed minimum performance criteria.

Conditions Precedent

The Supply Contract will not come into effect until the following conditions have been satisfied:

(a)	approval of the Board of Directors of each of HTIC and Mandarin to the terms of the Supply Contract;

(b)	a resolution of the shareholders of the Company has been duly passed approving the entering into of the Supply Contract and the Facility Agreement; and

(c)	the Facility Agreement has been executed, and is effective with the Facilities being available to Mandarin for drawdown.

LETTER FROM THE BOARD

Contract Price

The contract price is HK$859,000,000. This price will remain unchanged during the term but Mandarin has flexibility to change the equipment supplied and services rendered (within the scope of the Supply Contract) and timing of delivery of equipment and services if desired. The Supply Contract aims to give Mandarin maximum flexibility to purchase and install the most technologically advanced equipment available. Payment for all equipment and services provided under the Supply Contract will be satisfied by drawdown of the equipment supply Facility under the Facility Agreement.

THE FACILITY AGREEMENT

The Facility Agreement is between HTIC, Mandarin and the Company and comprises:

(a)	a HK$859,000,000 equipment supply Facility;

(b)	a HK$500,000,000 general Facility; and

(c)	a 3G performance bond Facility.

The equipment supply Facility is a term loan facility with a term of 7.5 years from the date of the Facility Agreement comes into effect following satisfaction of the conditions precedent referred to below in an aggregate amount equal to the amounts payable by Mandarin under the Supply Contract. The facility is drawndown against invoices issued under the Supply Contract and repayable by eight semi-annual instalments commencing 4 years from the date of the Facility Agreement.

As contemplated in the Initial Announcement, the general Facility is a term loan facility in an amount of HK$500,000,000 which will replace the interim loan referred to as the New Loan in the Initial Announcement, which was provided by HTIC in January 2004. The term of the general Facility is 2.5 years from the date of original drawdown of the New Loan.

The 3G performance bond Facility is a facility for the issuance of the performance bonds required by OFTA under the terms of the 3G Licence to be issued to OFTA in the years 2004 — 2010 inclusive in an amount equal to the following five years’ Spectrum Utilisation Fees (as defined in the 3G Licence) payable to OFTA under the 3G Licence after deducting payments already made by the Company.

LETTER FROM THE BOARD

Conditions Precedent

The Facility Agreement is conditional upon, and shall not become effective until the following conditions have been satisfied:

(a)	the Supply Contract has been duly executed and is effective; and

(b)	a resolution of the shareholders of the Company has been duly passed approving the entering into of the Supply Contract and the Facility Agreement.

Security

As security for the provision of loans and issuance of performance bonds under the Facility Agreement, HTIC is granted a security package, standard for similar project financing arrangements, the principal elements of which are:

(a)	a charge over all the assets, revenues and shares of eight principal wholly-owned subsidiaries of the Company, including Mandarin;

(b)	to the extent permitted by OFTA a charge over the 2G Licence and 3G Licence issued by OFTA to Mandarin and SUNDAY 3G;

(c)	assignment of Mandarin’s rights under the Supply Contract; and

(d)	a guarantee by the Company of the performance by Mandarin of its obligations under the Facility Agreement.

HTIC also benefits from representations, financial covenants and general covenants, customary to transactions of this nature. HTIC may require repayment of the Facilities at any time on the occurrence of events of default which are standard for similar project financing arrangements, and which include as an event of default a change in executive management at any time during the term of the Facility resulting from two or more of Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran ceasing to be directors and involved in the management of the Company other than in agreed circumstances. The Company is in discussions with the executive directors collectively to put in place appropriate arrangements to ensure that they continue as directors and are involved in the management of the Company during the term of the Facility to prevent the occurrence of such event of default.

REASONS FOR, AND BENEFITS OF, THE SUPPLY CONTRACT AND FACILITY AGREEMENT

The Company currently provides mobile telecommunication services pursuant to the 2G Licence. In September 2001, the Company, through a wholly-owned subsidiary, SUNDAY 3G, successfully bid for a 3G licence at an auction held by OFTA and was awarded the 3G Licence in October 2001.

LETTER FROM THE BOARD

The Board considers that implementation and operation of a successful 3G Network will be integral to the long-term success of the Company. The Supply Contract provides for a turnkey solution to the installation, integration and commissioning of the 3G Network. It also establishes a close relationship between the Company and Huawei, a company based in Shenzhen China with sales in 2003 of more than US$3.8 billion. The Board understands that Huawei has one of the largest research and development establishments of any network equipment manufacturer in the world, including 3,500 engineers working specifically on 3G projects. In view of its base in Shenzhen, the Company and Huawei have already established a very close working relationship on technology development and product innovation, which is expected to continue during the term of the Supply Contract, giving the Company an efficient channel in developing desirable 3G services and bringing them to market quickly.

The Board considers that the terms of the Supply Contract and the Facility Agreement, and of the transaction comprised therein, are fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

Pursuant to Chapter 14 of the Listing Rules, entering into the Supply Contract (the “Transaction”) constitutes a major transaction and is subject to, among other things, the approval of the Shareholders.

Distacom Communications Limited (holding 46.2% of the issued share capital of the Company) and USI Holdings Limited (holding 13.7% of the issued share capital of the Company) have informed the Company of their intention to vote in favour of the Transaction. Therefore, shareholders holding 59.9% of shares in issue have confirmed they will vote in favour of the Transaction at the EGM.

HTIC (holding 8.02% of the issued share capital of the Company) being a party to the Supply Contract and the Facility Agreement and therefore interested in the Transaction, HTIC and its associates are required to abstain from voting at the EGM.

EXTRAORDINARY GENERAL MEETING AND POLL PROCEDURE

A notice convening the extraordinary general meeting is set out on page 42 of this circular.

A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you are able to attend the extraordinary general meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible but in any event no later than 48 hours before the time appointed for the holding of the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the extraordinary general meeting or any adjournment thereof in person if you so wish.

LETTER FROM THE BOARD

As HTIC and its associates are required to abstain from voting, under the Listing Rules, the vote on the resolution detailed in the notice convening the EGM must be taken on a poll.

Under the articles of association of the Company, a poll can be demanded by:

(a)	the Chairman;

(b)	at least three members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy;

(c)	any member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d)	any member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The Chairman will demand a poll at the EGM and will be scrutineered by Computershare Hong Kong Investor Services Limited.

RECOMMENDATION

The Directors believe that entering into the Supply Contract and the Facility Agreement is in the interests of the Company and the Shareholders and therefore recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully, For and on behalf of the board of SUNDAY COMMUNICATIONS LIMITED William Bruce Hicks Group Managing Director

This circular is available (in both English and Chinese) in electronic form on the Company’s website at www.sunday.com. You may at any time choose to receive the circular either in printed form or using electronic form.

If you have already chosen to rely on the version of the circular posted on the Company’s website and have difficulty in having access to the document, you will, promptly upon written request, be sent the circular in printed form free of charge. Please send your request to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the consolidated profit and loss account for each of the three years ended 31st December 2003 and the consolidated balance sheets as at 31st December 2001, 2002 and 2003 as extracted from the Group’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants for each of the three years ended 31st December 2003.

Consolidated Profit and Loss Account

	For the year ended 31st December
	2003	2002	2001
	HK$’000	HK$’000	HK$’000
Mobile services	1,149,875	1,217,677	1,165,399
Sales of mobile phones and accessories	109,471	115,291	242,901
Other services	695	9,722	14,093

Turnover	1,260,041	1,342,690	1,422,393
Cost of inventories sold and services provided	(330,069)	(334,485)	(469,243)

Gross profit	929,972	1,008,205	953,150
Other revenues	4,550	1,917	2,602
Network costs	(270,070)	(303,577)	(301,668)
Depreciation	(233,293)	(256,393)	(265,102)
Rent and related costs	(46,284)	(61,074)	(58,502)
Salaries and related costs	(152,020)	(243,890)	(233,202)
Advertising, promotion and other selling costs	(105,976)	(127,798)	(180,363)
Other operating costs	(45,020)	(60,078)	(80,125)

Profit/(Loss) from operations	81,859	(42,688)	(163,210)
Interest income	2,526	3,553	21,592
Finance costs	(52,787)	(59,520)	(70,130)
Share of loss from a joint venture	(4,426)	(18,609)	—

Profit/(Loss) for the year	27,172	(117,264)	(211,748)

Earnings/(Loss) per share (basic and diluted)	0.9 cents	(3.9 cents)	(7.1 cents)

EBITDA	315,152	213,705	101,892

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet

	As at 31st December
	2003	2002	2001
	HK$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	1,101,899	1,213,897	1,302,633
Investment in a joint venture	—	3,322	4,940
Prepayment of 3G licence fees	91,667	141,667	191,667
Restricted cash deposits	1,699	1,682	2,385

	1,195,265	1,360,568	1,501,625

Current assets
Inventories	11,621	9,995	20,448
Trade receivables	81,069	87,409	88,462
Prepayment of 3G licence fees	50,000	50,000	50,000
Deposits, prepayments and other receivables	82,677	96,355	95,608
Restricted cash deposits	209,643	156,939	132,706
Bank balances and cash	102,413	49,577	47,328

	537,423	450,275	434,552

Current liabilities
Trade payables	71,600	56,348	47,932
Other payables and accrued charges	152,791	171,313	193,311
Subscriptions received in advance	87,567	123,469	145,795
Current portion of long-term loans and obligations under finance leases	296,368	238,629	196,960

	608,326	589,759	583,998

Net current liabilities	(70,903)	(139,484)	(149,446)

	1,124,362	1,221,084	1,352,179

Financed by:
Share capital	299,000	299,000	299,000
Reserves	398,904	371,732	488,996

Shareholders’ equity	697,904	670,732	787,996

Long-term liabilities
Long-term loans	425,000	546,825	556,653
Subscriptions received in advance	1,458	3,527	7,530

	426,458	550,352	564,183

	1,124,362	1,221,084	1,352,179

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	FINANCIAL INFORMATION

Set out below are the consolidated profit and loss account of the Company for each of the two years end 31st December 2003 and the consolidated balance sheets as at 31st December 2003 and 2002 together with the relevant notes thereto as extracted from the Company’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants, as set out in the Company’s 2003 annual report.

Consolidated Profit and Loss Account

		For the year ended 31st December
		2003	2003	2002
	Notes	US$’000	HK$’000	HK$’000
Mobile services		148,104	1,149,875	1,217,677
Sales of mobile phones and accessories		14,100	109,471	115,291
Other services		89	695	9,722

Turnover	3	162,293	1,260,041	1,342,690
Cost of inventories sold and services provided	4	(42,513)	(330,069)	(334,485)

Gross profit		119,780	929,972	1,008,205
Other revenues		586	4,550	1,917
Network costs		(34,785)	(270,070)	(303,577)
Depreciation	14	(30,048)	(233,293)	(256,393)
Rent and related costs		(5,961)	(46,284)	(61,074)
Salaries and related costs	12	(19,580)	(152,020)	(243,890)
Advertising, promotion and other selling costs		(13,650)	(105,976)	(127,798)
Other operating costs		(5,799)	(45,020)	(60,078)

Profit/(Loss) from operations	3, 5	10,543	81,859	(42,688)
Interest income		325	2,526	3,553
Finance costs	6	(6,798)	(52,787)	(59,520)
Share of loss from a joint venture	15	(570)	(4,426)	(18,609)

Profit/(Loss) for the year	8	3,500	27,172	(117,264)

Earnings/(Loss) per share (basic and diluted)	9	0.1 cents	0.9 cents	(3.9 cents)

EBITDA	10	40,591	315,152	213,705

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet

		As at 31st December 2003
		2003	2003	2002
	Notes	US$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	14	141,924	1,101,899	1,213,897
Investment in a joint venture	15	—	—	3,322
Prepayment of 3G licence fees	16	11,807	91,667	141,667
Restricted cash deposits	17	219	1,699	1,682

		153,950	1,195,265	1,360,568

Current assets
Inventories	18	1,496	11,621	9,995
Trade receivables	19	10,442	81,069	87,409
Prepayment of 3G licence fees	16	6,440	50,000	50,000
Deposits, prepayments and other receivables		10,649	82,677	96,355
Restricted cash deposits	17	27,002	209,643	156,939
Bank balances and cash		13,191	102,413	49,577

		69,220	537,423	450,275

Current liabilities
Trade payables	20	9,222	71,600	56,348
Other payables and accrued charges		19,679	152,791	171,313
Subscriptions received in advance		11,279	87,567	123,469
Current portion of long-term loans and obligations under finance leases	22	38,172	296,368	238,629

		78,352	608,326	589,759

Net current liabilities		(9,132)	(70,903)	(139,484)

		144,818	1,124,362	1,221,084

Financed by:
Share capital	21	38,511	299,000	299,000
Reserves		51,379	398,904	371,732

Shareholders’ equity		89,890	697,904	670,732

Long-term liabilities
Long-term loans	22	54,740	425,000	546,825
Subscriptions received in advance		188	1,458	3,527

		54,928	426,458	550,352

		144,818	1,124,362	1,221,084

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Company Balance Sheet

		As at 31st December
		2003	2003	2002
	Notes	US$’000	HK$’000	HK$’000
Non-current assets
Investments in subsidiaries	28	304,031	2,360,501	2,370,765

Current assets
Prepayments and other receivables		68	530	42
Bank balances		10	77	77

		78	607	119
Current liabilities
Other payables and accrued charges		274	2,129	2,504

Net current liabilities		(196)	(1,522)	(2,385)

		303,835	2,358,979	2,368,380

Financed by:
Share capital	21	38,511	299,000	299,000
Reserves		265,324	2,059,979	2,069,380

Shareholders’ equity		303,835	2,358,979	2,368,380

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Statements of Changes in Shareholders’ Equity For the year ended 31st December 2003

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As at 1st January 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Loss for the year	—	—	—	(117,264)	(117,264)

As at 31st December 2002	299,000	1,254,000	2,124,424	(3,006,692)	670,732

As at 1st January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	27,172	27,172

As at 31st December 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

Company

				Total
	Share	Share	Accumulated	shareholders’
	capital	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000
As at 1st January 2002	299,000	2,124,424	(30,913)	2,392,511
Loss for the year	—	—	(24,131)	(24,131)

As at 31st December 2002	299,000	2,124,424	(55,044)	2,368,380

As at 1st January 2003	299,000	2,124,424	(55,044)	2,368,380
Loss for the year	—	—	(9,401)	(9,401)

As at 31st December 2003	299,000	2,124,424	(64,445)	2,358,979

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statement

		For the year ended 31st December
		2003	2003	2002
	Notes	US$’000	HK$’000	HK$’000
Net cash inflow from operating activities	23(a)	31,158	241,914	129,343

Investing activities
Advance to joint ventures		(142)	(1,104)	(16,991)
Purchases of fixed assets		(9,455)	(73,409)	(68,995)
Proceeds from disposals of fixed assets		8	66	42
Increase in restricted cash deposits		(6,790)	(52,721)	(23,530)

Net cash outflow from investing activities		(16,379)	(127,168)	(109,474)

Net cash inflow before financing		14,779	114,746	19,869

Financing	23(b)
Repayment of long-term bank loans		(23,184)	(180,000)	(156,000)
Repayment of long-term vendor loans		(17,330)	(134,550)	(39,000)
Increase in long-term vendor loans		32,558	252,778	179,400
Capital element of finance lease payments		(18)	(138)	(2,020)

Net cash outflow from financing		(7,974)	(61,910)	(17,620)

Increase in cash and cash equivalents		6,805	52,836	2,249
Cash and cash equivalents at 1st January		6,386	49,577	47,328

Cash and cash equivalents at 31st December		13,191	102,413	49,577

Analysis of balances of cash and cash equivalents
Bank balances and cash		13,191	102,413	49,577

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Accounts

1.	Basis of Preparation

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”).

2.	Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below.

(a)	Group accounting

(i)	Consolidation The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of the joint venture for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the joint venture.

(b)	Revenue recognition

The Group recognises revenues on the following bases:

(i)	Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on a straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii)	Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the profit and loss account as incurred.

(e)	Warranty costs

The Group is provided with warranty from certain manufacturers in respect of such manufacturers’ defects on mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(f)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(g)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)	Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

(h)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period, if any, of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period, if any, of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the shorter of the remaining 3G licence period or their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets is estimated and, where relevant, an impairment loss is recognised to reduce the fixed assets to the recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(j)	Assets under leases

(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor consist of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l)	Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m)	Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(o)	Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the profit and loss account.

The balance sheets of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date while the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p)	Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December 2003, and the consolidated balance sheet and company balance sheet as at 31st December 2003 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.764 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	Segment information

The Group is principally engaged in three business segments in Hong Kong, namely, mobile services, sales of mobile phones and accessories and other services.

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	2003	2003	2003	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,149,875	109,471	695	1,260,041

Profit/(Loss) from operations	145,685	(61,076)	(2,750)	81,859

Interest income				2,526
Finance costs				(52,787)
Share of loss from a joint venture				(4,426)

Profit for the year				27,172

Segment assets	1,378,228	29,757	10,824	1,418,809
Unallocated assets				313,879
Total assets				1,732,688

Segment liabilities	291,447	20,379	276	312,102
Unallocated liabilities				722,682

Total liabilities				1,034,784

Capital expenditure	119,934	1,841	—	121,775
Depreciation	(226,988)	(6,107)	(198)	(233,293)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(Loss) from operations	815	(38,239)	(5,264)	(42,688)

Interest income				3,553
Finance costs				(59,520)
Share of losses from joint ventures				(18,609)

Loss for the year				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Segment liabilities	336,081	10,518	1,279	347,878
Unallocated liabilities				792,233

Total liabilities				1,140,111

Capital expenditure	164,701	3,375	—	168,076
Depreciation	(244,629)	(9,782)	(1,982)	(256,393)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (note 14).

4.	Cost of inventories sold and services provided

Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

5.	Profit/(Loss) from operations

Profit/(Loss) from operations is stated after charging and crediting the following:

	2003	2002
	HK$’000	HK$’000
Charging:
Cost of inventories sold	133,315	113,414
Depreciation:
— owned fixed assets	233,055	253,668
— leased fixed assets	238	2,725
Loss on disposals of fixed assets	414	377
Operating lease charges:
— land and buildings, including transmission sites	195,945	220,207
— leased lines	73,283	87,130
Provision for doubtful debts	30,228	31,016
Restructuring costs	—	26,606
Auditors’ remuneration
— charge for the year	1,100	1,128
— underprovision in prior year	—	35
Net exchange losses	—	313
Crediting:
Net exchange gains	614	—

6.	Finance costs

	2003	2002
	HK$’000	HK$’000
Interest on bank loans	24,718	37,923
Interest on vendor loans repayable within five years	27,579	20,816
Interest element of finance lease payments	17	129
Other incidental borrowing costs	473	652

	52,787	59,520

7.	Taxation

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2002: Nil).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The taxation charge on the Group’s profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2002: 16%) as follows:

	2003	2002
	HK$’000	HK$’000
Profit/(Loss) for the year	27,172	(117,264)

Taxation charge/(credit) at the applicable rate of 17.5% (2002: 16%)	4,755	(18,762)
Add/(Deduct) tax effect of:
Income not subject to taxation	(303)	(431)
Expenses not deductible for taxation purposes	3,713	8,295
Utilisation of previously unrecognised tax losses	(30,389)	(10,860)
Reversal of temporary differences arising from accelerated depreciation	22,224	21,758

Taxation charge	—	—

8.	Loss for the year

The loss for the year is dealt with in the accounts of the Company to the extent of HK$9,401,000 (2002: HK$24,131,000).

9.	Earnings/(loss) per share

(a)	Basic earnings/(loss) per share

The calculation of basic earnings per share is based on the Group’s profit for the year of HK$27,172,000 (2002: loss of HK$117,264,000) and the 2,990,000,000 shares (2002: 2,990,000,000 shares) in issue during the year.

(b)	Diluted earnings/(loss) per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2003 and 2002 since the exercise prices for the share options were above the average fair value of the shares.

10.	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture. In 2002, restructuring costs of HK$26,606,000 were incurred and charged to the operating expenses. No such costs were incurred during the year. EBITDA amounted to HK$315,152,000 in 2003 (2002: HK$240,311,000, before the restructuring costs).

11.	Retirement benefit costs

Pursuant to a trust deed entered into by the Group on 1st April 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July 1997 (the “Retirement Scheme”).

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1st December 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of the employee’s salaries.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

With effect from 1st December 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

Under the MPF Scheme, the employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years of service.

Under the Retirement Scheme, the employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

The Group’s contributions to the above schemes are as follows:

	2003	2002
	HK$’000	HK$’000
Gross employer’s contributions	7,313	8,776
Less: Forfeited contributions utilised	(1,951)	(2,123)

Net employer’s contributions charged to the profit and loss account	5,362	6,653

Contributions payable as at 31st December 2003 amounted to HK$545,000 (2002: HK$502,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December 2003 were HK$7,000 (2002: HK$994,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

12.	Salaries and related costs

Salaries and related costs for the years ended 31st December 2003 and 2002, including directors’ fees and emoluments (note 13), are as follows:

	2003	2002
	HK$’000	HK$’000
Salaries, bonuses and allowances	145,348	212,338
Retirement scheme contributions	5,362	6,653
Termination benefits	1,310	24,899

	152,020	243,890

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

13.	Directors’ and management emoluments

(a)	Directors’ emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

	2003	2002
	HK$’000	HK$’000
Fees	628	600
Other emoluments:
Salaries, other allowances and benefits in kind	9,960	11,858
Bonuses	—	1,500
Retirement scheme contributions	620	30

	11,208	13,988

Directors’ fees disclosed above include fees of HK$428,000 (2002: HK$400,000) paid to independent non-executive directors.

The emoluments of the directors fell within the following bands:

	Number of directors
	2003	2002
Emolument bands
Nil — HK$1,000,000	8	8
HK$1,000,001 — HK$1,500,000	—	5
HK$1,500,001 — HK$2,000,000	4	—
HK$4,000,001 — HK$4,500,000	1	—
HK$5,500,001 — HK$6,000,000	—	1

During the year no options were granted to or exercised by the directors.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2002: one) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2002: four) individuals during the year are as follows:

	2003	2002
	HK$’000	HK$’000
Salaries, other allowances and benefits in kind	4,653	10,861
Bonuses	—	3,083
Retirement scheme contributions	78	120
Compensation for loss of office:
— contractual payments	754	5,805
— other	—	410

	5,485	20,279

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The emoluments of these three (2002: four) individuals fell within the following bands:

	Number of individuals
Emolument bands (including compensation for loss of office)	2003	2002
HK$1,500,001 — HK$2,000,000	2	—
HK$2,000,001 — HK$2,500,000	1	—
HK$3,000,001 — HK$3,500,000	—	1
HK$3,500,001 — HK$4,000,000	—	1
HK$4,000,001 — HK$4,500,000	—	1
HK$9,000,001 — HK$9,500,000	—	1

14.	Fixed assets

Group

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At 1st January 2003	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617
Additions (Note 16)	105,581	181	691	3,022	4	12,296	121,775
Disposals	(39)	(981)	(609)	(1,828)	(647)	(16,594)	(20,698)
Reclassifications	—	—	(58)	58	—	—	—

At 31st December 2003	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694

Accumulated depreciation
At 1st January 2003	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720
Charge for the year	185,419	940	2,440	14,878	228	29,388	233,293
Disposals	(26)	(894)	(574)	(1,824)	(530)	(16,370)	(20,218)
Reclassifications	—	—	(7)	7	—	—	—

At 31st December 2003	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795

Net book value
At 31st December 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

At 31st December 2002	1,107,623	2,295	7,819	34,589	868	60,703	1,213,897

At 31st December 2003 the fixed assets held by the Group under finance leases were fully depreciated (2002: HK$238,000).

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

15.	Investment in a joint venture

	Group
	2003	2002
	HK$’000	HK$’000
Share of net liabilities	(4,000)	(1,905)
Advance	6,331	5,227
Provision for diminution in value	(2,331)	—

	—	3,322

Details of the joint venture as at 31st December 2003 are as follows:

		Place of		Principal activities and
Name	Nature	incorporation	Voting power	place of operation
Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. For the year ended 31st December 2003, a provision of HK$2,331,000 (2002: Nil) was considered necessary to write down the carrying value of these assets. Such provision is included in the share of loss from a joint venture in the consolidated profit and loss account.

16.	Prepayment of 3G licence fees

	Group
	2003	2002
	HK$’000	HK$’000
At 1st January	191,667	241,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31st December	141,667	191,667

Classified as:
Current asset	50,000	50,000
Non-current asset	91,667	141,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for its 3G licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000, the net present value of which, at an assumed cost of capital to the Group at 11.2%, is HK$333,109,000.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In accordance with the 3G licence, the Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees on 22nd October 2003. On 30th August 2003, OFTA granted a one-year waiver to the Group on the submission of such performance bond. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

17.	Restricted cash deposits

As at 31st December 2003, a bank deposit of HK$1,699,000 (2002: HK$1,682,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 31st December 2003, another bank deposit of HK$209,643,000 (2002: HK$156,939,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within the expiry of six months. The bank and vendor loans had been repaid in full after year-end (see note 29).

18.	Inventories

The carrying values of the inventories are as follows:

	Group
	2003	2002
	HK$’000	HK$’000
Mobile phones and accessories
Cost	15,940	13,155
Less: Provisions	(4,319)	(3,160)

	11,621	9,995

As at 31st December 2003, the carrying amount of inventories that are stated at net realisable value amounted to HK$8,281,000 (2002: HK$3,129,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

19.	Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	Group
	2003	2002
	HK$’000	HK$’000
0 — 30 days	56,107	59,380
31 — 60 days	15,243	15,931
61 — 90 days	8,430	9,433
Over 90 days	1,289	2,665

	81,069	87,409

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

20.	Trade payables

The ageing analysis of the trade payables is as follows:

	Group
	2003	2002
	HK$’000	HK$’000
0 — 30 days	30,974	17,731
31 — 60 days	19,436	9,460
61 — 90 days	3,307	15,546
Over 90 days	17,883	13,611

	71,600	56,348

21.	Share capital

	Company
	2003	2002
	HK$’000	HK$’000
Authorised:
10,000,000,000 (2002: 10,000,000,000) ordinary shares of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2002: 2,990,000,000) ordinary shares of HK$0.10 each	299,000	299,000

Share option scheme

On 1st March 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal value of a share.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

No share options were granted or exercised under the New Option Scheme or the Share Option Scheme during the year ended 31st December 2003. Details of the share options outstanding as at 31st December 2003 which have been granted under the Share Option Scheme are as follows:

	Options	Options		Options	Options held
	held at 1st	lapsed		cancelled	at 31st	Exercise
	January	during		during	December	price	Grant	Exercisable
	2003	the year		the year	2003	HK$	date(1)	until
Executive directors	75,000,000	—		75,000,000 (2)	—	1.01	31/05/2000	30/05/2010
Non-executive directors	15,000,000	15,000,000	(3)	—	—	1.01	31/05/2000	30/05/2010
Continuous contract	17,999,077	4,316,720	(4)	—	13,682,357	3.05	23/03/2000	22/03/2010
employees	20,932,545	6,624,293	(4)	—	14,308,252	1.01	31/05/2000	30/05/2010
	1,450,632	1,153,788	(4)	—	296,844	3.05	31/05/2000	30/05/2010
	1,959,561	174,511	(4)	—	1,785,050	1.01	19/01/2001	18/01/2011

	132,341,815	27,269,312		75,000,000	30,072,503

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	In March 2003, a total of 75,000,000 share options of the five executive directors of the Company, namely, Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks, Kuldeep Saran and Andrew Chun Keung Leung, were cancelled at a total consideration of HK$5. No share options remained exercisable by the executive directors as at 31st December 2003.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(3)	Mr. Craig Edward Ehrlich was re-designated as a non-executive director on 1st January 2003 upon expiry of his executive director service contract. His 15,000,000 share options automatically lapsed on 1st January 2003. Mr. Ehrlich retired as a non-executive director of the Company on 22nd May 2003.

(4)	These share options lapsed during the year upon the cessation of employment of certain employees.

22.	Long-term loans and obligations under finance leases

	Group
	2003	2002
	HK$’000	HK$’000
Bank loans (secured — note a)	240,000	420,000
Vendor loans (secured — note a)	481,368	365,316
Obligations under finance leases	—	138

	721,368	785,454

Less: Current portion included under current liabilities
— bank loans	(240,000)	(180,000)
— vendor loans	(56,368)	(58,491)
— obligations under finance leases	—	(138)

	(296,368)	(238,629)

Long-term portion	425,000	546,825

(a)	Bank and vendor loans

At 31st December 2003 and 2002, the Group’s long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans
	2003	2002	2003	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Within one year	240,000	180,000	56,368	58,491
In the second year	—	240,000	175,000	306,825
In the third to fifth year	—	—	250,000	—

	240,000	420,000	481,368	365,316

The bank loans and the loans from Nortel Networks (Asia) Limited (“Nortel”), a major vendor of the Group, (“the vendor loans”) bore interest at prevailing market rates, i.e. HIBOR and LIBOR, respectively, plus a progressively increasing rate, and were repayable in 15 quarterly instalments commencing from 11th March 2001 up to 11th September 2004.

As at 31st December 2003, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin Communications Limited (“Mandarin”), the main operating subsidiary.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Banking and other borrowing facilities

The Group had available bank loan facilities of HK$600,000,000, as well as a loan facility of US$155,000,000 (approximately HK$1,209,000,000) provided by Nortel (the “vendor loan facility”). All of these facilities had been fully drawn down as at 30th September 2003.

(c)	Bank and vendor loan covenants

The bank loan and the vendor loan facilities provided for a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries. In addition, they contained a number of covenants which included, maintenance of certain performance targets such as number of subscribers, earnings level, tangible net worth and debt service ratios and operation of the business in accordance with approved business plans.

(d)	Post-balance sheet bank and vendor loan repayments

On 30th December 2003, Mandarin gave notice to the lenders of the loan facilities of its intention to make full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721,368,000. On 12th January 2004, all the bank and vendor loans were fully paid off through operating cash flows of Mandarin and a term loan of HK$500,000,000 provided by Huawei Tech. (see note 29 for details).

HK$75,000,000 of the new term loan from Huawei Tech. is payable in July 2004, while the remaining balance is repayable from January 2005 to July 2006. As a result, HK$425,000,000 of the term loan has been classified as non-current liabilities as at 31st December 2003.

The term loan from Huawei Tech. is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

23.	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit/(loss) from operations to net cash inflow from operating activities

	2003	2002
	HK$’000	HK$’000
Profit/(Loss) from operations	81,859	(42,688)
Depreciation	233,293	256,393
Loss on disposals of fixed assets	414	377

Operating profit before working capital changes	315,566	214,082
(Increase) /decrease in inventories	(1,626)	10,453
Decrease in trade receivables, deposits, prepayments and other receivables	20,877	666
Increase/(decrease) in trade payables, other payables and accrued charges	1,835	(13,852)
Decrease in subscriptions received in advance	(37,971)	(26,329)

Cash inflow from operations	298,681	185,020
Interest received	2,791	3,422
Interest paid	(56,892)	(58,307)
Interest element of finance lease payments	(17)	(129)
Other incidental borrowing costs paid	(2,649)	(663)

Net cash inflow from operating activities	241,914	129,343

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Analysis of changes in financing during the year

		Obligations
		under
	Long-term	finance
	loans	leases
	HK$’000	HK$’000
At 1st January 2002	751,455	2,158
Net cash outflow from financing	(15,600)	(2,020)
Purchases of fixed assets by directly assuming long-term loans	49,461	—

At 31st December 2002	785,316	138

At 1st January 2003	785,316	138
Net cash outflow from financing	(61,772)	(138)
Exchange differences	(2,176)	—

At 31st December 2003	721,368	—

(c)	Major non-cash transactions

	2003	2002
	HK$’000	HK$’000
Purchases of fixed assets by directly assuming long-term vendor loans	—	49,461

24.	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

Deferred tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$3,382,281,000 (2002: HK$3,555,929,000) to carry forward against future taxable income; these tax losses can be carried forward indefinitely.

The movements on the deferred tax assets/(liabilities) accounts during the year are as follows:

Deferred tax assets	2003	2002
	HK$’000	HK$’000
At 1st January	476,859	478,119
Increase/(Decrease) in tax losses	14,165	(1,260)

At 31st December	491,024	476,859

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Deferred tax liabilities	2003	2002
	HK$’000	HK$’000
At 1st January	(102,991)	(113,160)
Reversal of temporary differences	12,581	10,169

At 31st December	(90,410)	(102,991)

Other temporary differences	2003	2002
	HK$’000	HK$’000
At 1st January	—	49
Reversal of other temporary differences	—	(49)

At 31st December	—	—

Summary status	2003	2002
	HK$’000	HK$’000
Deferred tax assets	491,024	476,859
Less: Deferred tax liabilities	(90,410)	(102,991)

	(400,614)	(373,868)

25.	Capital commitments

	Group
	2003	2002
	HK$’000	HK$’000
In respect of purchases of fixed assets:
— contracted but not provided for	38,509	53,898
— authorised but not contracted for	2,456	2,223

	40,965	56,121

The Company did not have any capital commitments as at 31st December 2003 (2002: Nil).

26.	Commitments under operating leases

At 31st December 2003 and 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2003	2002
	HK$’000	HK$’000
In respect of land and buildings, including transmission sites:
Not later than one year	127,719	156,473
Later than one year and not later than five years	67,773	97,482
Later than five years	—	236

	195,492	254,191

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Group
	2003	2002
	HK$’000	HK$’000
In respect of leased lines:
Not later than one year	21,286	43,871
Later than one year and not later than five years	5,019	5,048

	26,305	48,919

	221,797	303,110

The Company did not have any commitments under operating leases as at 31st December 2003 (2002: Nil).

27.	Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Group
	2003	2002
	HK$’000	HK$’000
Operating lease charges paid to related companies (note a)	(1,346)	(4,334)
Consulting service fees paid to a related company (note b)	(105)	(1,580)

(a)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(b)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) which provided various software development and consulting services to the Group. Certain executive directors of the Company are also directors of Lifetree.

28.	Investments in subsidiaries

	Company
	2003	2002
	HK$’000	HK$’000
Unlisted shares, at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amounts due to subsidiaries	(61,235)	(50,971)

	2,360,501	2,370,765

The loan to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Company has the following principal wholly-owned subsidiaries as at 31st December 2003:

	Place of	Issued and fully	Principal
Name	incorporation	paid up capital	activities
Shares held directly:

Sunday Holdings (Hong Kong) Corporation	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding

Sunday Holdings (China) Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

Sunday Ip Holdings Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly:

Mandarin Communications Limited	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories

Sunday 3G Holdings (Hong Kong) Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

Sunday 3G (Hong Kong) Limited	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence

Sunday IP Limited	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trade marks

Sunday Communications Services (Shenzhen) Limited (“SCSSL”)	People’s Republic of China	US$1,500,000	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which operates in the People’s Republic of China (“PRC”), are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL had been fully paid up.

29.	Subsequent event

On 12th January 2004, pursuant to the Heads of Agreement of Facility Agreements executed in December 2003 with Mandarin, Huawei Tech. Investment Co., Limited (“Huawei Tech.”), a subsidiary of Huawei Technologies Co., Ltd., provided a term loan of HK$500,000,000 to Mandarin. The loan was used to repay part of the outstanding principal and accrued interest and charges in respect of certain bank and vendor loans as set out in Note 22. The term loan from Huawei Tech. is unsecured and is repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

30.	Approval of accounts

The accounts were approved by the board of directors on 1st April 2004.

APPENDIX II	GENERAL INFORMATION

INDEBTEDNESS STATEMENT

As at the close of business on 30th April 2004, being the latest practicable date for the purpose of this indebtedness statement, the Company had total outstanding borrowing of HK$500,000,000, which was an unsecured term loan from HTIC.

As at 30th April 2004, the Group had capital commitments in respect of acquisition of fixed assets amounting to HK$15,841,000.

As at 30th April 2004, a bank deposit of HK$1,699,000 was pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the Group, the Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease or hire purchases commitments, guarantees or other material contingent liabilities as at the close of business on 30th April 2004.

Save as disclosed above, the Directors have confirmed that there have been no material changes in the commitments and contingent liabilities of the Group since 31st December 2003 and up to 30th April 2004.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30th April 2004.

WORKING CAPITAL

The Directors are of the opinion that, taking into account the Supply Contract and Facility Agreement and the financial resources available to the Group, including internally generated funds, the Group will have sufficient working capital for its present requirements.

NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2003, the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this circular is accurate and complete in all material respects and not misleading; (2) there are no other matters, the omission of which would make any statement in this circular misleading; and (3) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

DISCLOSURE OF INTERESTS

(a)	Directors’ interests and short positions in the securities of the Company and its associated corporations

As at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interests or short positions, in the shares, underlying shares or debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”), which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which they were deemed or taken to have under such provisions of the SFO, or (ii) pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) pursuant to the Model Code for Securities Transaction by Directors of Listed Companies to be notified to the Company and the Exchange.

(b)	Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO

As at the Latest Practicable Date, so far as is known to any Director or the chief executive of the Company, the following persons had, or was deemed or taken to have, an interest or short position in the securities of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

		Number of	Percentage of
Name of shareholders	Note	shares	Shareholding
Distacom Communications Limited (“Distacom”)	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	390,632,000	13.1%
USI Holdings Limited	2	390,632,000	13.1%
Huawei Tech. Investment Co., Limited		239,784,000	8.0%

APPENDIX II	GENERAL INFORMATION

Notes:

1.	These interests were held through Distacom’s wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

2.	These interests were held through USI Holdings (B.V.I.) Limited’s wholly-owned subsidiary, Townhill Enterprises Limited. USI Holdings Limited was taken to be interested in the same 390,632,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. These shares therefore duplicate each other. According to the document filed with the Securities and Future Commission in the United States, USI Holdings Limited holds 410,134,000 shares, representing 13.7% of the issued share capital of the Company as at the Latest Practicable Date.

3.	All the interests disclosed under this Section represent long positions in the shares of the Company.

Save as disclosed above, the Directors and the chief executive of the Company were not aware of any person who has an interest or short position in the securities of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

MATERIAL CONTRACTS

None of the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by a member of the Group within the two years preceding the Latest Practicable Date is or may be considered to be material.

SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which does not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX II	GENERAL INFORMATION

DIRECTORS’ INTERESTS IN CONTRACTS AND ASSETS

There is no contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date in which any Director is materially interested and which is significant in relation to the business of the Group.

None of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31st December 2003, the date to which the latest published audited financial statements of the Group were made up.

COMPETING INTERESTS

None of the Directors or their respective associates compete or may compete with the business of the Group, or have or may have any other conflicts of interest with the Group pursuant to the Listing Rules.

GENERAL

(a)	the registered office of the Company is at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies, and its head office and principal place of business in Hong Kong is at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(b)	The secretary of the Company is Janet Ching Man Fung, a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Society of Accountants and a member of CPA Australia.

(c)	The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, located at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong from the date of this circular up to and including 23rd June 2004:

(a)	the memorandum and articles of association of the Company; and

(b)	the annual reports of the Company for the two years ended 31st December 2003.

NOTICE OF EXTRAORDINARY GENERAL MEETING

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the “Company”) will be held at 13th Floor, East Wing, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on 24th June 2004 at 9:00 a.m., for the purposes of considering and, if though fit, passing, with or without amendments, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)	the Supply Contract for the supply and installation of a mobile communication network and associated services dated 13th May 2004 between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited; and

(b)	the Facility Agreement relating to loan and performance bond facilities dated 13th May 2004 between Huawei Tech. Investment Co., Limited, Mandarin Communications Limited and the Company;

be and are hereby approved and that the directors of the Company be and are hereby authorised to do all such things and take all such steps as might in their opinion be desirable or necessary in connection with the transactions contemplated thereunder and generally to exercise all their powers as they deem desirable or necessary for the foregoing purposes.”

By order of the Board
SUNDAY Communications Limited
Janet Ching Man Fung
Company Secretary

Hong Kong, 4th June 2004

Head office and principal place of business:	Registered office:
13th Floor Warwick House TaiKoo Place 979 King’s Road Quarry Bay Hong Kong	Century Yard Cricket Square Hutchins Drive P.O. Box 2681GT George Town Grand Cayman British West Indies

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his/her stead. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3.	Delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting or adjourned meeting.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the “Company”) will be held at 13th Floor, East Wing, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on 24th June 2004 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without amendments, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“That:

(a)	the Supply Contract for the supply and installation of a mobile communication network and associated services dated 13th May 2004 between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited; and

(b)	the Facility Agreement relating to loan and performance bond facilities dated 13th May 2004 between Huawei Tech. Investment Co., Limited, Mandarin Communications Limited and the Company;

be and are hereby approved and that the directors of the Company be and are hereby authorised to do all such things and take all such steps as might in their opinion be desirable or necessary in connection with the transactions contemplated thereunder and generally to exercise all their powers as they deem desirable or necessary for the foregoing purposes.”

By order of the Board
SUNDAY Communications Limited
Janet Ching Man Fung
Company Secretary

Hong Kong, 4th June 2004

Head office and principal place of business:	Registered office:
13th Floor Warwick House TaiKoo Place 979 King’s Road Quarry Bay Hong Kong	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies

As at the date of this announcement, the Board comprises:

Executive Directors
Mr. Richard John Siemens (Co-Chairman), Mr. Edward Wai Sun Cheng (Co-Chairman), Mr. William Bruce Hicks (Group Managing Director), Mr. Kuldeep Saran and Mr. Andrew Chun Keung Leung

Non-executive Directors
Mr. Kenneth Michael Katz, Mr. Simon Murray and Mr. Hongqing Zheng

Independent Non-executive Directors
Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his/her stead. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3.	Delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting or adjourned meeting.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

EXTRAORDINARY GENERAL MEETING — POLL RESULTS

Reference is made to the circular (the “Circular”) dated 4th June 2004 issued by SUNDAY Communications Limited (the “Company”). Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise. The Board announced that the EGM was held on 24th June 2004 and the following are the poll results in respect of the resolution proposed at the EGM:

	No. of Votes (%)
Resolution	For	Against
To consider and, if thought fit, approve the entering into of the Supply Contract and the Facility	1,829,143,480	0
Agreement.	(100%)	(0%)

As more than 50% of the votes were cast in favour of the above resolution, the resolution was duly passed as an ordinary resolution.

Notes:

(1)	As at the date of the EGM, the number of issued shares of the Company was 2,990,000,000 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM, of which 239,784,000 shares were held by Huawei Tech. Investment Co., Limited. Huawei Tech. Investment Co., Limited and its associates abstained from voting for the resolution mentioned above.

(2)	The total number of shares entitling the holders to attend and vote only against any of the resolutions: Nil.

(3)	Computershare Hong Kong Investor Services Limited, the share registrars of the Company, acted as scrutineers for the vote-taking at the EGM.

As at the date of this announcement, the Board comprises:

Executive Directors	Non-executive Directors
Mr. Richard John Siemens (Co-Chairman)	Mr. Kenneth Michael Katz
Mr. Edward Wai Sun Cheng (Co-Chairman)	Mr. Simon Murray
Mr. William Bruce Hicks (Group Managing Director)	Mr. Hongqing Zheng
Mr. Kuldeep Saran
Mr. Andrew Chun Keung Leung	Independent Non-executive Directors
Mr. John William Crawford
Mr. Henry Michael Pearson Miles
Mr. Robert John Richard Owen

By order of the Board
SUNDAY COMMUNICATIONS LIMITED
Janet Ching Man Fung
Company Secretary

Hong Kong, 24th June 2004

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited
By:	/s/ Janet Ching Man Fung
Name:	Janet Ching Man Fung
Title:	Company Secretary

Date:  July 27, 2004